Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

NETSCOUT SYSTEMS, INC.,

a Delaware corporation,

GOLD MERGER SUB INC.,

a Delaware corporation,

ONPATH TECHNOLOGIES INC.,

a Delaware corporation,

and

BLUEPRINT VENTURES MANAGEMENT I, LLC,

as the Securityholders’ Agent

Dated as of October 31, 2012

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 31, 2012, by and among: (a) NETSCOUT SYSTEMS, INC., a Delaware corporation (“Parent”); (b) GOLD MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); (c) ONPATH TECHNOLOGIES INC., a Delaware corporation (the “Company”); and (d) BLUEPRINT VENTURES MANAGEMENT I, LLC, as the representative of the Effective Time Holders pursuant to Section 10.1 hereof. Certain other capitalized terms used in this Agreement are defined in EXHIBIT A.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company in accordance with this Agreement and the DGCL (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent.

B. This Agreement has been approved by the respective boards of directors (or committee thereof) of Parent, Merger Sub and the Company.

C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of the Series B Stockholders shall enter into a Voting and Support Agreement in the form attached hereto as EXHIBIT B (the “Voting and Support Agreements”).

D. No later than 4:00 p.m., Boston time, on the date hereof, it is intended that the Company obtain and deliver to Parent a true, correct and complete copy of a written consent of stockholders evidencing the approval of this Agreement in the form attached hereto as EXHIBIT C (the “Stockholder Written Consent”), signed by certain stockholders of the Company constituting the Requisite Stockholder Vote, it being understood that the failure of the Company to timely deliver the Requisite Stockholder Vote will provide Parent the right to terminate this Agreement pursuant to Section 7.1(e).

E. A portion of the consideration otherwise payable by Parent in connection with the Merger shall be placed in escrow by Parent as partial security for the indemnification obligations set forth in this Agreement.

F. The Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

AGREEMENT

The parties to this Agreement agree as follows:

1. DESCRIPTION OF TRANSACTION.

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3 Closing. The consummation of the Transactions (the “Closing”) shall take place at the offices of Cooley llp, 500 Boylston Street, Boston, Massachusetts 02116 at 10:00 a.m., Boston time on a date to be mutually agreed upon by Parent and the Company, which date shall be no later than the second business day after all of the conditions set forth in Sections 5 and 6 of this Agreement have been satisfied or waived (other than those conditions which, by their terms, are intended to be satisfied at the Closing), or at such other time and place as Parent and the Company shall mutually agree. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” The Closing shall take place by delivery via electronic transmission (including by way of email of .pdfs) of the documents to be delivered at the Closing and wire transfer of the payments to be made in accordance with this Agreement, or in such other manner as the parties hereto may mutually agree in writing.

1.4 Effective Time. Subject to the provisions of this Agreement, a certificate of merger in substantially the form attached hereto as EXHIBIT D (the “Certificate of Merger”) shall be duly executed by the Company and concurrently with or as soon as practicable following the Closing filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as set forth therein (the “Effective Time”).

1.5 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent and the Company prior to the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time in the form attached hereto as EXHIBIT E;

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time in the form attached hereto as EXHIBIT F; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the individuals identified on EXHIBIT G.

1.6 Merger Consideration; Adjustment Items. The “Merger Consideration” shall equal an aggregate amount in cash determined as follows:

(a) $40,000,000;

(b) minus, on a dollar-for-dollar basis, the amount of the Company Debt;

(c) minus, on a dollar-for-dollar basis, the amount of the Company Transaction Expenses that are unpaid as of immediately prior to the Effective Time;

(d) minus, on a dollar-for-dollar basis, the amount of the Company Change in Control Payments that are unpaid as of immediately prior to the Effective Time;

(e) minus, on a dollar-for-dollar basis, the amount subject to the Transaction Bonus Plan (“Transaction Bonus Plan Amount”);

(f) plus, on a dollar-for-dollar basis, an amount equal to the Cash of the Company as of immediately prior to the Effective Time (such amount, the “Closing Cash”); and

(g) plus, on a dollar-for-dollar basis, the amount of Working Capital, whether such number is positive or negative.

1.7 Escrow. Of the Merger Consideration, (a) an amount equal to $8,000,000 (the “Escrow Amount”) and (b) an amount equal to the Securityholders’ Agent Fund, shall be deposited by Parent at the Closing, by wire transfer of immediately available funds, into escrow pursuant to the terms of the escrow agreement by and among Parent, the Securityholders’ Agent and the Escrow Agent in the form attached hereto as Exhibit K (the “Escrow Agreement”) for the period commencing on the Closing Date and ending twenty-four (24) months thereafter (the “Escrow Period”) for the purpose of, with respect to the Escrow Amount, satisfying indemnification claims pursuant to Section 8 hereof and post-Closing adjustments to the Merger Consideration pursuant to Section 1.11 hereof. Each Effective Time Holder shall contribute to fifty percent (50%) of the Escrow Amount and one hundred percent (100%) of the Securityholders’ Agent Fund, each in proportion to such Effective Time Holder’s Pro Rata Share of the Merger Consideration, and the Management Participants shall contribute to fifty percent (50%) of the Escrow Amount (pursuant to the terms of the Transaction Bonus Plan), each in proportion to such Management Participant’s Pro Rata Share of the Transaction Bonus Plan Amount, all in the amounts set forth on the Payout Spreadsheet (such amounts, as to each Effective Time Holder, and the Management Participant in the aggregate, are sometimes referred to herein as the “Escrow Contribution” or the “Securityholders’ Agent Fund Contribution”, respectively). Upon the date ending twelve (12) months after the Closing Date (the “Initial Escrow Release Date”), an amount equal to $2,000,000 minus the sum of (A) any portion of the Escrow Amount previously released to the Indemnitees plus (B) the amount of all unresolved claims under Section 1.11 or Section 8, if any, shall be distributed to the Securityholders’ Agent, on behalf of each Effective Time Holder, and to Parent, on behalf of the Management Participants to be paid in accordance with the terms of the Transaction Bonus Plan, all based on their respective Escrow Contributions and in accordance with the terms of the Escrow Agreement. Upon the expiration of the Escrow Period (or on such later date as is specified in the Escrow Agreement), the difference between (A) the then remaining balance of the Escrow Amount (the “Remaining Escrow Amount”) minus (B) the amount of all unresolved claims under Section 1.11 or Section 8, if any, shall be distributed to the Securityholders’ Agent, on behalf of each Effective Time Holder, and to Parent, on behalf of the Management Participants to be paid in accordance with the terms of the Transaction Bonus Plan, all based on their respective Escrow Contributions and in accordance with the terms of the Escrow Agreement. Thereafter, after the resolution of all unresolved claims under Section 1.11 or Section 8, if any, the Remaining Escrow Amount shall be distributed to the Securityholders’ Agent, on behalf of each Effective Time Holder, and to Parent, on behalf of the Management Participants to be paid in accordance with the terms of the Transaction Bonus Plan, all based on their respective Escrow Contributions and in accordance with the terms of the Escrow Agreement. Parent shall use reasonable efforts to cause the portion of the Escrow Amount attributable to amounts that are compensatory in exchange for services rendered to the Company (the “Compensation Portion”), subject to any applicable withholding Tax, to be structured in a manner so that under applicable Tax law, such amount is not subject to income Tax until distribution is made in accordance with the applicable terms of the Escrow Agreement. Parent and the Company shall cause such structure to be reflected in the terms of the Escrow Agreement. In addition, any amount to be paid from the Escrow Amount attributable to the Compensation Portion of the Escrow Amount shall be administered and interpreted in accordance with Section 409A of the Code.

1.8 Company Options.

(a) Option Payment. At the Effective Time, each then-outstanding Company Option shall be accelerated and become fully exercisable, as set forth in Section 13(a) of the Company Option Plan (or any other applicable plan or agreement) and shall be cancelled as follows: (i) in the case of a Company Option having a per share exercise price less than the Common Per Share Merger Consideration, such Company Option shall be cancelled in exchange for the right to receive from the Company for each share of Common Stock subject to such Company Option immediately prior to the Effective Time an amount (subject to any applicable withholding Tax) in cash equal to the product of (1) the number of shares of Common Stock subject to such Company Option immediately prior to the Effective Time and (2) the amount by which the Common Per Share Merger Consideration exceeds the per share exercise price of such Company Option; or (ii) in the case any Company Option having a per share exercise price equal to or greater than the Common Per Share Merger Consideration, such Company Option shall be cancelled without the payment of cash or issuance of other securities in respect thereof. The cancellation of a Company Option as provided in the immediately preceding sentence shall be deemed a release of any and all rights the holder thereof had or may have had in respect of such Company Option. The aggregate amount paid or payable in respect of the cancellation of the Company Options as set forth in this Section 1.8 is referred to herein as the “Option Consideration.” The Company shall cause the Option Consideration, if any, to be disbursed through its payroll system, net of applicable Tax withholding, to the applicable recipients of such Option Consideration.

(b) Termination of the Company Option Plan. The Company Option Plan shall be terminated as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the Company Capital Stock shall be cancelled as of the Effective Time. The Company shall take all actions required to ensure that following the Effective Time no participant in the Company Option Plan or other plans, programs or arrangements of the Company shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

1.9 Warrants. Except with respect to the Company Warrants issued to Square 1 Bank which are included in Company Debt, at the Effective Time, each then-outstanding Company Warrant shall be cancelled as follows: (a) in the case of a Company Warrant having a per share exercise price less than the Applicable Per Share Consideration of the Company Capital Stock underlying such Company Warrant, such Company Warrant shall be cancelled in exchange for the right to receive from the Paying Agent for each share of Company Capital Stock subject to such Company Warrant immediately prior to the Effective Time an amount (subject to any applicable withholding Tax) in cash equal to the product of (i) the number of shares of Company Capital Stock subject to such Company Warrant immediately prior to the Effective Time and (ii) the amount by which the Applicable Per Share Merger Consideration of the Company Capital Stock underlying such Company Warrant exceeds the per share exercise price of such Company Warrant; or (b) in the case of any Company Warrant having a per share exercise price equal to or greater than the Applicable Per Share Merger Consideration, such Company Warrant shall be cancelled without the payment of cash or issuance of other securities in respect thereof. The cancellation of a Company Warrant as provided in the immediately preceding sentence shall be deemed a release of any and all rights the holder thereof had or may have had in respect of such Company Warrant. The aggregate amount paid or payable in respect of the cancellation of the Company Warrants as set forth in this Section 1.9 is referred to herein as the “Warrant Consideration.” The Warrant Consideration shall be paid from the Merger Consideration. At or prior to the Closing, the Company and its Board of Directors shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.9.

1.10 Estimated Statement and Payout Spreadsheet.

(a) Intentionally Omitted.

(b) Estimated Statement and Payout Spreadsheet. Not less than two (2) days prior to the Closing Date, the Company shall cause to be prepared and delivered to Parent a spreadsheet (the “Payout Spreadsheet”) in a form reasonably acceptable to Parent, which Payout Spreadsheet shall be certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date and which shall include as of the Closing Date:

(i) A reasonably detailed statement (the “Estimated Statement”) containing (1) the unaudited consolidated balance sheet of the Company as of immediately prior to the Closing Date, (2) good faith estimates of the Company Debt, Company Transaction Expenses, Company Change in Control Payments, Transaction Bonus Plan Amount, Closing Cash and Working Capital, and (3) the Company’s calculation of the Merger Consideration (the “Estimated Merger Consideration”) and the Applicable Per Share Merger Consideration (based on the Company’s good faith estimates of the Company Debt, Company Transaction Expenses, Company Change in Control Payments, Transaction Bonus Plan Amount, Closing Cash and Working Capital) pursuant to Section 1.6. The Estimated Statement shall be based upon the books and records of the Company and other information then available;

(ii) The name of each Effective Time Holder that is entitled to receive any portion of the Merger Consideration, together with, as to each such Effective Time Holder: (1) the portion of the Merger Consideration to which such Effective Time Holder is entitled, along with the such Effective Time Holder’s Escrow Contribution and Securityholders’ Agent Fund Contribution; (2) such Effective Time Holder’s Pro Rata Share of the Merger Consideration; (3)such Effective Time Holder’s Pro Rata Share of the Remaining Escrow Amount (4) such Effective Time Holder’s address; (5) the nature of the entitlement giving rise to such payment (and, if such entitlement arises from ownership of capital stock, the number and type of shares held and the respective certificate number(s)); and (6) such other information relevant thereto that Parent may reasonably request; and

(iii) The aggregate Escrow Contribution of the Management Participants; each Management Participant’s Pro Rata Share of the Transaction Bonus Amount; and each Management Participant’s Pro Rata Share of the Remaining Escrow Amount.

(c) Payments At the Closing. At the Closing, based on the Company’s calculation of the Estimated Merger Consideration and the Payout Spreadsheet delivered to Parent pursuant to Section 1.10(b), Parent shall:

(i) pay the Company Debt by wire transfer of immediately available funds to each of the applicable lenders;

(ii) pay the Company Transaction Expenses by wire transfer of immediately available funds to each of the applicable vendors;

(iii) pay all Company Change in Control Payments due at Closing and shall retain the Transaction Bonus Plan Amount to be paid pursuant to Section 4.16 (less the aggregate Escrow Contribution of the Management Participants);

(iv) deposit the Escrow Amount and an amount equal to the Securityholders’ Agent Fund, by wire transfer of immediately available funds, into escrow pursuant to the terms of the Escrow Agreement;

(v) deposit the amount of the Option Consideration by wire transfer of immediately available funds, with the Company for payment pursuant to Section 1.8(a); and

(vi) deposit , by wire transfer of immediately available funds with the Paying Agent cash to pay amounts due to the Effective Time Holders an amount equal to their applicable portion of the Merger Consideration and Warrant Consideration (less each Effective Time Holder’s Escrow Contribution and Securityholders’ Agent Fund Contribution) under the Payout Spreadsheet.

1.11 Calculation and Payment of Final Merger Consideration.

(a) Within ninety (90) days following the Closing, Parent shall prepare and deliver to the Securityholders’ Agent its final determination of the Merger Consideration, including statements of the Company Debt, Company Transaction Expenses, Company Change in Control Payments, Transaction Bonus Plan Amount, Closing Cash and Working Capital (each, a “Final Statement” and collectively, the “Final Statements”), including such schedules and data as may be appropriate to support such calculations. Parent shall provide the Securityholders’ Agent with such access to the books and records of the Company as is reasonably necessary to review the Final Statements.

(b) If the Securityholders’ Agent objects to Parent’s determination of the Company Debt, Company Transaction Expenses, Company Change in Control Payments, Transaction Bonus Plan Amount, Closing Cash or Working Capital, as reflected in the Final Statements, the Securityholders’ Agent shall notify Parent in writing of such objection(s) within thirty (30) days after receipt of the Final Statements from Parent (an “Objection Notice”). The Objection Notice shall specify which Final Statement(s) are being disputed and describe in reasonable detail the basis for such disputes.

(c) If the Securityholders’ Agent delivers an Objection Notice with respect to one or more Final Statements in accordance with Section 1.11(b), then the Securityholders’ Agent and Parent shall attempt to resolve such disputed items. If the Securityholders’ Agent does not deliver an Objection Notice within thirty (30) days after receipt of the Final Statements, the Securityholders’ Agent will be deemed to have accepted the Final Statements on behalf of the Effective Time Holders and the Management Participants.

(d) In the event that Parent and the Securityholders’ Agent are unable to resolve the disputed items within forty-five (45) days after delivery of the Objection Notice, either Parent or the Securityholders’ Agent may demand that such disputed items be referred to Ernst & Young or such other independent accounting firm as is mutually acceptable to Parent and the Securityholders’ Agent to finally resolve such disputed items. The independent accounting firm shall act as an arbitrator to determine only the disputed items, and the determination of each disputed item shall be within the range established by the Final Statements and the Estimated Statement. The determination of such independent accounting firm shall be made as promptly as possible and shall be final and binding upon the parties. Each party hereto shall be permitted to submit such data and information to such independent accounting firm as the parties deem appropriate. Parent and the Securityholders’ Agent, on behalf of the Effective Time Holders and the Management Participants, shall each pay their own costs and expenses incurred under this Section 1.11(d). All expenses and fees incurred in connection with the independent accounting firm under this Section 1.11(d) shall be paid by Parent, on the one hand, and the Securityholders’ Agent, on the other hand, based upon the percentage that the portion of the total aggregate contested amounts not awarded to each party by such firm bears to the total aggregate amount actually contested by the parties.

(e) The Company Debt, Company Transaction Expenses, Company Change in Control Payments, Transaction Bonus Plan Amount, Closing Cash and Working Capital as determined in accordance with this Section 1.11 shall be used to determine the Final Merger Consideration in accordance with Section 1.6 (the “Final Merger Consideration”). Once the Final Merger Consideration is determined in accordance with Section 1.6 and this Section 1.11, the following shall occur:

(i) if the Final Merger Consideration exceeds the Estimated Merger Consideration, (A) the Securityholders’ Agent shall deliver to Parent in writing the Securityholders’ Agent’s determination of the portion of such difference payable to each Effective Time Holder pursuant to the Company Charter (after taking into amounts payable under the Transaction Bonus Plan) with respect to the Company Capital Stock, Company Options or Company Warrants owned of record by such Effective Time Holder, and Parent shall pay each Effective Time Holder entitled to receive a portion of such difference, within three (3) days following delivery of such written notice, the amount set forth in such notice (provided that the aggregate amount payable to all Effective Time Holders pursuant to this Section 1.11(e)(i) shall not exceed eighty percent (80%) of the difference between the Final Merger Consideration and the Estimated Merger Consideration), by check or wire transfer to such Effective Time Holder, and (B) Parent shall retain twenty percent (20%) of such difference to be paid to the Management Participants in accordance with the terms of the Transaction Bonus Plan; or

(ii) if the Estimated Merger Consideration exceeds the Final Merger Consideration, Parent shall deliver written instruction to the Escrow Agent to pay or cause to be paid by wire transfer of immediately available funds to a bank account designated in writing by Parent from the Escrow Account, within three (3) days following delivery of written notice from Parent, the amount set forth in such notice (provided that the aggregate amount payable to Parent shall not be less than the difference between the Estimated Merger Consideration and the Final Merger Consideration); and

(iii) Parent shall revise the Payout Spreadsheet to reflect any changes to the amounts reflected thereon resulting from changes in the Final Merger Consideration (as compared to the Estimated Merger Consideration), and shall provide such revised Payout Spreadsheet to the Securityholders’ Agent promptly (but in any event within three (3) days) following the determination of the Final Merger Consideration.

1.12 Conversion of Shares. Subject to Sections 1.14 and 1.15, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Stockholder, each share of Company Capital Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive, following the surrender of the certificate representing such share of Company Capital Stock or a lost stock affidavit and a Letter of Transmittal in accordance with Section 1.14(a), the following consideration:

(a) each share of Company Capital Stock owned by Parent, Merger Sub, the Company or any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time, if any, shall be cancelled without payment of any consideration with respect thereto; and

(b) each share of Company Capital Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to the Applicable Per Share Merger Consideration, in accordance with (and subject to) the terms of the Company Charter and this Agreement.

1.13 Closing of the Company’s Transfer Books. At the Effective Time, holders of certificates representing shares of the Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as the Company Stockholders (other than the right to receive the applicable portion of the Merger Consideration pursuant to Section 1.6 or, in the case of Dissenting Shares, such rights as provided for under the DGCL), and the stock transfer books of the Company shall be closed with respect to all shares of such capital stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of the Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of the Company Capital Stock (a “Company Share Certificate”) is presented to the Surviving Corporation or Parent, such Company Share Certificate shall be cancelled and shall be exchanged as provided in Section 1.14.

1.14 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall select a Paying Agent mutually acceptable to the Company. Within two (2) business days after the Closing, the Paying Agent shall mail to each holder of record of a Certificate or Certificates, except Certificates representing Dissenting Shares and Certificates to be cancelled in accordance with Section 1.12(a), (collectively, the “Merger Consideration Certificates”), (i) a letter of transmittal, in the form set forth in attached hereto as EXHIBIT H (the “Letter of Transmittal”); and (ii) instructions for effecting the surrender of the Merger Consideration Certificates in exchange for the applicable portion of the Merger Consideration with respect to each share of Company Capital Stock represented by such Merger Consideration Certificates. Upon surrender of a Merger Consideration Certificate for cancellation to the Paying Agent (or an affidavit of lost stock certificate in the form attached to the Letter of Transmittal), together with such Letter of Transmittal, duly completed and validly executed, the holder of such Merger Consideration Certificate shall be entitled to receive in exchange therefore with respect to each share of Company Capital Stock represented by such Merger Consideration Certificate the applicable portion of the Merger Consideration. If issuance of the Merger Consideration is to be made to a person other than the person in whose name the Merger Consideration Certificate so surrendered is registered, it shall be a condition of such issuance that

(y) such Merger Consideration Certificate is presented to the Paying Agent, and (z) such Merger Consideration Certificate be accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 1.14(a), each Merger Consideration Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender with respect to each share of Company Capital Stock represented by such Merger Consideration Certificate the applicable portion of the Merger Consideration. Notwithstanding the foregoing, stockholders that surrender a Merger Consideration Certificate to the Paying Agent for exchange, together with a duly executed Letter of Transmittal, at least two (2) business days prior to the Closing (the “Closing Payment Deadline”), shall be entitled to receive on the Closing Date, via wire transfer of immediately available cash an amount equal to such Company Stockholder’s applicable share of the Merger Consideration paid at Closing (net of the applicable share of the Escrow Amount and the Securityholder’s Agent Fund) as set forth in the Payout Spreadsheet, in each case less any required withholding permitted by Section 1.16 and subject to adjustment pursuant to Section 1.11. With respect to any stockholders who did not receive payment at the Closing pursuant to the immediately preceding sentence, within three (3) business days of receipt of a Company Share Certificate for cancellation by the Paying Agent, together with a Letter of Transmittal duly completed and executed, Parent shall cause the Paying Agent to pay to such holder an amount in cash equal to the consideration set forth in the Payout Spreadsheet in respect of the Shares formerly represented by such Company Share Certificate, without interest, and such Company Share Certificate shall, upon such surrender, be cancelled.

(b) The Paying Agent shall pay the Warrant Consideration in cash to the applicable parties as set forth in the Payout Schedule provided by Parent.

(c) Subject to Section 1.15, any portion of the Merger Consideration that remains undistributed to the Effective Time Holders for 180 calendar days after the Effective Time shall be delivered to the Parent upon demand and any Effective Time Holder that has not previously complied with this Section 1.14 shall thereafter look only to Parent, as an unsecured creditor, for payment of its claim for its respective portion of the Merger Consideration. Neither Parent nor the Surviving Corporation shall be liable to any Effective Time Holder for any cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

1.15 Dissenting Shares.

(a) Notwithstanding any other provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who (i) have not voted in favor of the Merger or consented thereto in writing, (ii) have demanded in accordance with the DGCL the appraisal of such shares of Company Capital Stock and (iii) have properly dissented from the Merger in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive a portion of the Merger Consideration. At the Effective Time, (x) all Dissenting Shares shall be cancelled and cease to exist and (y) the holder or holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL.

(b) Notwithstanding the provisions of Section 1.15(a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) his or her dissenters’ rights, then, as of the later of Effective Time and the occurrence of such event, such holder’s shares of Company Capital Stock shall be converted into and represent only the right to receive the consideration for shares of Company Capital Stock to which such stockholder would otherwise be entitled under Section 1.12, without interest thereon, upon surrender of the Company Share Certificate(s) representing such shares of Company Capital Stock.

(c) The Company shall give the Securityholders’ Agent and Parent prompt written notice of any demand for appraisal received by the Company pursuant to the DGCL. The Securityholders’ Agent shall have the exclusive authority to assume the control of the defense of any proceeding with respect thereto, including, at the expense of the Effective Time Holders, the employment of counsel reasonably satisfactory to the Company, and the Company shall cooperate fully with the Securityholders’ Agent and make available all pertinent information under its control in connection therewith; provided that the Company shall not offer to make or make any payments with respect to any demands for appraisal without the prior written consent of Parent.

(d) Notwithstanding the foregoing, to the extent that Parent, the Surviving Corporation or the Company is required by applicable Legal Requirement to make any per share payment or payments in respect of Dissenting Shares in excess of the Applicable Per Share Merger Consideration that otherwise would have been payable in respect of such share of Company Capital Stock under this Agreement (a “Dissenting Share Payment”), Parent shall be entitled to recover under the terms of Section 8.2(a)(vi) hereof the amount of such Dissenting Share Payment.

1.16 Withholding. Parent, the Paying Agent and the Surviving Corporation shall be entitled to deduct and withhold from any of the consideration payable or otherwise deliverable to any Person pursuant to this Agreement such amounts as Parent, the Paying Agent or the Surviving Corporation may be required to deduct or withhold therefrom under the Code or under any provision of state, local or foreign Tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.17 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date that the statements contained in this Section 2 are true and correct, except as expressly set forth on the Disclosure Schedule attached hereto (the “Disclosure Schedule”). The Disclosure Schedule shall be arranged in numbered sections corresponding to the sections contained in this Section 2 and any information disclosed therein under any section of the Disclosure Schedule shall be deemed disclosed and incorporated into any other section of the Disclosure Schedule only to the extent that it is reasonably apparent on the face of the disclosure contained therein that such deemed disclosure and incorporation is applicable to such other Section.

2.1 Due Organization; Etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the State of Delaware and has all necessary power and authority (i) to conduct the Business; and (ii) to own and use its assets in the manner in which its assets are currently owned and used and in the manner in which its assets are proposed to be owned and used.

(b) The Company has never conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than “OnPath” and “IntelliPath Corporation”.

(c) The Company is not now, nor has it ever been, required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction other than the jurisdictions identified in Part 2.1(c) of the Disclosure Schedule. The Company is in good standing as a foreign corporation in each of the jurisdictions identified in Part 2.1(c) of the Disclosure Schedule.

(d) Part 2.1(d) of the Disclosure Schedule accurately sets forth (i) the names of the members of the Company’s board of directors, (ii) the names of the members of each committee of the Company’s board of directors, and (iii) the names and titles of the Company’s officers.

(e) Neither the Company nor any of its stockholders has ever approved, or commenced any proceeding or made any election contemplating, the dissolution or liquidation of the Company or the winding up or cessation of the Company’s business or affairs.

2.2 Subsidiaries. The Company does not own, directly or indirectly or through nominees, any capital stock of or any other equity interest in, directly or indirectly, any other Person or any subsidiary, and the Company is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity.

2.3 Company Charter; Records.

(a) The Company has delivered to Parent accurate and complete copies of (i) the Company Charter, including all amendments thereto; and (ii) the stock records of the Company.

(b) There has not been any violation of any of the provisions of the Company Charter or of any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of the Company.

(c) The stock records, minute books (including all board and stockholder actions) and other corporate records of the Company are accurate, up-to-date and complete in all material respects. All of the records of the Company are in the actual possession and direct control of the Company and have been made available for review by Parent.

2.4 Company Capital Stock. Part 2.4 of the Disclosure Schedule sets forth the names of the owners of record of all Company Capital Stock as of the date of this Agreement and the number and type of Company Capital Stock so owned. The Company Capital Stock, as set forth on Part 2.4 of the Disclosure Schedule, at the Closing, will constitute all of the issued and outstanding share capital of the Company and all such shares of Company Capital Stock will have been duly authorized, validly issued and shall be fully paid and non-assessable.

2.5 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of (i) fifty-two million (52,000,000) shares of Common Stock, of which (1) 1,611,732 are issued and outstanding, (2) 21,075,153 are reserved for issuance upon conversion of the Preferred Stock, (3) 8,300,000 are reserved for issuance upon exercise of Company Options issued pursuant to the Company Option Plan or otherwise, and (4) 16,547,588 are reserved for issuance upon exercise of Company Warrants and (ii) thirty-six million eight hundred seventy-one thousand five hundred thirty-eight (36,871,538) shares of Preferred Stock, of which (1) fifteen million seven hundred forty-one thousand five hundred thirty-eight (15,741,538) are designated as Series A Preferred Stock, of which 1,342,986 are issued and outstanding and 49,230 are reserved for issuance upon exercise of Company Warrants and (2) twenty one million one hundred thirty thousand (21,130,000) are designated as Series B Preferred Stock, of which 19,732,167 are issued and outstanding and 74,625 are reserved for issuance upon exercise of Company Warrants. Except as set forth in Part 2.5(a) of the Disclosure Schedule, no shares of Company Capital Stock are held in the treasury of the Company. None of the Company Capital Stock has been issued in violation of any subscription, warrant, option, call, commitment, right of first refusal, preemptive right, conversion right, Company Option, Company Warrant, convertible security or other similar right, or any Contract to which the Company is subject, bound or a party.

(b) The Company has no (i) outstanding warrants, convertible debt, rights or securities convertible or exchangeable for any of its capital stock or containing any profit participation features, nor shall it have outstanding any rights or options to subscribe for or to purchase its capital stock or any stock or securities convertible into or exchangeable for its capital stock or any stock appreciation rights or phantom stock plans except for the Company Options and Company Warrants as set forth on Part 2.4 or Part 2.5(c) of the Disclosure Schedule, (ii) commitment, agreement, arrangement, understanding or undertaking of any kind (contingent or otherwise) to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional capital stock or other voting or non-voting securities of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking; (iii) outstanding contractual obligation of the Company to repurchase, redeem or otherwise acquire any capital stock (or options to acquire any such stock); (iv) voting trust, proxy or other agreement, commitment or understanding of any character to which the Company is a party or by which the Company is bound with respect to the voting of any capital stock of the Company; or (v) agreement, arrangement or commitment of any character (contingent or otherwise) pursuant to which any Person is or may be entitled or to cause the Company or any successor corporation (including Parent) to file a registration statement under the Securities Act or which otherwise relate to the registration of any securities of the Company.

(c) Part 2.5(c) of the Disclosure Schedule accurately sets forth the following information with respect to all outstanding Company Options as of the date of this Agreement: the name of the holder of such Company Option; the number and type of stock covered, the exercise price, the expiration date, whether such option is an incentive stock option or non-qualified stock option and the terms on which any rights thereunder are subject to forfeiture or vesting. All Company Capital Stock which may be issued upon exercise of the Company Options will be, when issued, duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights. Except as set forth on Part 2.5(c) of the Disclosure Schedule, all Company Options have been granted in accordance with the terms of the Company Option Plan.

(d) Other than as set forth in Part 2.5(d) of the Disclosure Schedule, there is no Contract between the Company and any holder of its securities, or, to the Knowledge of the Company, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights), registration under the Securities Act, or voting, of any capital stock of the Company.

2.6 Financial Statements.

(a) The Company has delivered to Parent the following financial statements and notes (collectively, the “Financial Statements”) (i) the audited balance sheets of the Company as of March 31, 2012, March 31, 2011 and March 31, 2010 and the related audited statements of operations, changes in stockholders’ equity and cash flows of the Company for the years then ended, together with the notes thereto; and (ii) the unaudited balance sheet of the Company as of September 30, 2012 (the “Unaudited Interim Balance Sheet”), and the related unaudited statement of operations of the Company for the six (6) months then ended.

(b) All of the Financial Statements are accurate and complete in all respects. The Financial Statements (i) present fairly the consolidated financial position of the Company as of the respective dates thereof, and (ii) have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered, subject, in the case of the Unaudited Interim Balance Sheet and the related unaudited consolidated statement of operations with respect to the foregoing clauses (i) and (ii), to normal year-end adjustments and the absence of notes.

2.7 Absence of Changes. Except as set forth in Part 2.7 of the Disclosure Schedule, since September 30, 2012 (the “Interim Balance Sheet Date”):

(a) there has not been any adverse change in the Business or the condition, assets, liabilities, operations, financial performance or net income of the Company, and no event has occurred that would reasonably be expected to have an adverse effect on the Business or the condition, assets, liabilities, operations, financial performance or net income of the Company;

(b) there has not been any loss, damage or destruction to, or any interruption in the use of, any of assets (whether or not covered by insurance) of the Company;

(c) the Company has not (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any capital stock, other than dividends accruing pursuant to the Company Charter, or (ii) repurchased, redeemed or otherwise reacquired any capital stock or other securities;

(d) the Company has not sold or otherwise issued any capital stock or any other securities;

(e) the Company has not (1) amended its certificate of incorporation or other organizational documents or bylaws or (2) effected or been a party to any Acquisition Transaction, recapitalization, reclassification of stock, stock split, reverse stock split or similar transaction;

(f) the Company has not purchased, leased, licensed or otherwise acquired any asset from any other Person, outside of the Ordinary Course of Business;

(g) the Company has not made any single capital expenditure or commitment in excess of $25,000, or aggregate capital expenditures or commitments in excess of $50,000;

(h) the Company has not sold or otherwise transferred, and has not leased or licensed, any asset to any other Person except for products sold by the Company from inventory in the Ordinary Course of Business;

(i) the Company has not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;

(j) the Company has not pledged or hypothecated any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance;

(k) the Company has not made any loan or advance to any other Person;

(l) the Company has not (i) established or adopted any Employee Benefit Plan, or (ii) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

(m) no Contract by which the Company or any of the assets owned or used by it is or was bound, or under which the Company has or had any rights or interest, has been materially amended or terminated;

(n) the Company has not forgiven any debt or otherwise released or waived any right or claim;

(o) the Company has not changed any of its methods of accounting or accounting practices in any respect;

(p) the Company has not made or changed any material election in respect of Taxes, adopted any material, or changed any, accounting method in respect of Taxes, filed any amended Tax Return, entered into any closing agreement, settled any material claim or assessment in respect of Taxes, or consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(q) the Company has not entered into any transaction or taken any other action outside the Ordinary Course of Business; and

(r) the Company has not agreed, committed or offered (in writing or otherwise), and has not attempted, to take any of the actions referred to in clauses “(c)” through “(q)” above.

2.8 Title to Assets.

(a) The Company owns, and has good, valid and marketable title to (i) all assets reflected on the Unaudited Interim Balance Sheet (except for inventory sold by the Company since the Interim Balance Sheet Date in the Ordinary Course of Business); (ii) all assets acquired by the Company since the Interim Balance Sheet Date (except for inventory sold by the Company since the Interim Balance Sheet Date in the Ordinary Course of Business); and (iii) all assets referred to in Parts 2.10 and 2.11 of the Disclosure Schedule.

(b) Except as set forth in Part 2.8(b) of the Disclosure Schedule, all of the assets referenced in Section 2.8(a) are owned by the Company free and clear of any Encumbrances other than Permitted Encumbrances.

(c) The tangible personal property of the Company (whether owned or leased) is sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing.

(d) Part 2.8(d) of the Disclosure Schedule identifies all tangible assets that are being leased or licensed to the Company.

(e) This Section 2.8 does not relate to Intellectual Property, such items being the subject of Section 2.14.

2.9 Bank Accounts. Part 2.9 of the Disclosure Schedule accurately sets forth, with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution: (a) the name of the institution at which such account is maintained; (b) the name in which such account is maintained and the account number of such account; (c) a description of such account and the purpose for which such account is used; (d) the current balance in such account; and (e) the names of all individuals authorized to draw on or make withdrawals from such account. There are no safe deposit boxes or similar arrangements maintained by or for the benefit of the Company.

2.10 Receivables; Major Customers.

(a) Part 2.10(a) of the Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company as of the Interim Balance Sheet Date.

(b) Except as set forth in Part 2.10(b) of the Disclosure Schedule, all existing accounts receivable of the Company (including those accounts receivable reflected on the Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the Interim Balance Sheet Date and have not yet been collected):

(i) represent valid obligations of customers of the Company arising from bona fide transactions entered into in the Ordinary Course of Business; and

(ii) are current and will be collected in full (without any counterclaim or setoff) on or before February 28, 2013.

(c) Part 2.10(c) of the Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues received from, each customer of the Company in fiscal year 2011, fiscal year 2012, or the first six (6) months of fiscal year 2013. Except as set forth in Part 2.10(c) of the Disclosure Schedule, the Company has not received any notice indicating that any customer or other Person identified in Part 2.10(c) of the Disclosure Schedule may cease dealing with the Company or may otherwise reduce the volume of business transacted by such Person with the Company below historical levels.

2.11 Inventory. Part 2.11 of the Disclosure Schedule provides a summary of all inventory (including raw materials, work in process and finished goods) of the Company as of the Interim Balance Sheet Date. All of the Company’s existing inventory (including all inventory that is reflected on the Unaudited Interim Balance Sheet and that has not been disposed of by the Company since the Interim Balance Sheet Date) is (i) of such quality and quantity as to be usable and saleable by the Company in the Ordinary Course of Business, (ii) has been priced under the average cost method; and (iii) is free of any defect or deficiency. The inventory levels maintained by the Company (1) are not excessive in light of the Company’s normal operating requirements and (2) are adequate for the conduct of the Company’s operations in the Ordinary Course of Business.

2.12 Equipment, Etc.

(a) The equipment, furniture, fixtures, improvements and other tangible assets (other than inventory) owned by the Company has an aggregate net book value of at least $800,000.

(b) All equipment, furniture, fixtures, improvements and other tangible assets (other than inventory) owned or leased by the Company and material to the Business: (i) are structurally sound, free of defects and deficiencies and in good condition and repair (ordinary wear and tear excepted); (ii) are adequate for the uses to which they are being put; and (iii) are adequate for the conduct of the Business.

2.13 Real Property. The Company does not own any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 2.13 of the Disclosure Schedule. The Company enjoys peaceful and undisturbed possession of the premises covered by said leases.

2.14 Intellectual Property; Privacy.

(a) Products and Services. Part 2.14(a) of the Disclosure Schedule accurately identifies and describes each Company Product currently being designed, developed, manufactured, marketed, distributed, provided, licensed or sold by the Company.

(b) Registered IP. Part 2.14(b) of the Disclosure Schedule accurately identifies: (i) each item of Registered IP in which the Company has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; (iii)

any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest; and (iv) each Company Product identified in Part 2.14(a) of the Disclosure Schedule that embodies, utilizes or is based upon or derived from (or, with respect to Company Products currently under development, that is expected to embody, utilize or be based upon or derived from) such item of Registered IP. The Company has provided to Parent complete and accurate copies of all applications, material correspondence with any Governmental Body, and other material documents related to each such item of Registered IP.

(c) Inbound Licenses. Part 2.14(c) of the Disclosure Schedule accurately identifies: (i) each Contract pursuant to which any Intellectual Property Right or Intellectual Property is or has been licensed, sold, assigned or otherwise conveyed or provided to the Company (other than (1) agreements between the Company and its employees, in the Company’s standard form thereof and (2) non-exclusive licenses to third-party software that is not incorporated into, or used in the development, manufacturing, testing, distribution, maintenance or support of, any Company Product and that is not otherwise material to the Business); and (ii) whether the licenses or rights granted to the Company in each such Contract are exclusive or non-exclusive.

(d) Outbound Licenses. Part 2.14(d) of the Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP which materially deviates from the Company’s standard form of agreement previously provided to Parent. The Company is not bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP anywhere in the world.

(e) Royalty Obligations. Part 2.14(e) of the Disclosure Schedule contains a complete and accurate list and summary of all royalties, fees, commissions and other amounts payable by the Company to any other Person (other than sales commissions paid to employees according to the Company’s standard commissions plan) upon or for the manufacture, sale or distribution of any Company Product or the use of any Company IP.

(f) Standard Form IP Agreements. The Company has provided to Parent a complete and accurate copy of each standard form of Company IP Contract used by the Company at any time since December 31, 2007, including each standard form of (i) employee agreement containing any assignment or license of Intellectual Property Rights; (ii) consulting or independent contractor agreement containing any intellectual property assignment or license of Intellectual Property Rights; and (iii) confidentiality or nondisclosure agreement. Part 2.14(f) of the Disclosure Schedule accurately identifies each Company IP Contract that deviates in any material respect from the corresponding standard form agreement provided to Parent, including any agreement with an employee, consultant or independent contractor in which the employee, consultant or independent contractor expressly reserved or retained rights in any Intellectual Property or Intellectual Property Rights incorporated into or used in connection with any Company Product or otherwise related to the Business.

(g) Ownership Free and Clear. Except as set forth on Part 2.14(g) of the Disclosure Schedule, the Company exclusively owns all right, title and interest to and in the Company IP (other than Intellectual Property Rights exclusively licensed to the Company, as identified in Part 2.14(c) of the Disclosure Schedule) free and clear of any Encumbrances (other than licenses and rights granted pursuant to the Contracts identified in Part 2.14(d) of the Disclosure Schedule). Without limiting the generality of the foregoing:

(i) Perfection of Rights. All documents and instruments necessary to establish, perfect and maintain the rights of the Company in the Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body.

(ii) Employees and Contractors. Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Company Product or Company IP has signed a valid, enforceable agreement containing an assignment of Intellectual Property Rights pertaining to such Company Product or Company IP to the Company and confidentiality provisions protecting the Company IP. No current or former stockholder, officer, director or employee of the Company has any claim, right (whether or not currently exercisable) or interest to or in any Company IP. To the Company’s Knowledge, no employee of the Company is (1) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or its Subsidiaries or (2) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his or her activities as an employee of the Company.

(iii) Government Rights. No funding, facilities or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP.

(iv) Protection of Proprietary Information. The Company has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information pertaining to the Company or any Company Product. Without limiting the generality of the foregoing, no portion of the source code for any software ever owned or developed by the Company has been disclosed or licensed to any escrow agent or other Person.

(v) Past IP Dispositions. The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Intellectual Property Right to any other Person.

(vi) Standards Bodies. The Company is not nor ever was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company to grant or offer to any other Person any license or right to any Company IP.

(vii) Sufficiency. The Company owns or otherwise has all Intellectual Property Rights needed to conduct the Business.

(h) Valid and Enforceable. All Company IP is valid, subsisting and enforceable. Without limiting the generality of the foregoing:

(i) Misuse and Inequitable Conduct. The Company has not engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Company IP that is Registered IP.

(ii) Trademarks. No trademark or trade name owned, used, or applied for by the Company conflicts or interferes with any trademark or trade name owned, used, or applied for by any other Person. No event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or could reasonably be expected to result in, the abandonment of any trademark (whether registered or unregistered) owned, used or applied for by the Company.

(iii) Legal Requirements and Deadlines. Each item of Company IP that is Registered IP (other than the trademarks listed in Part 2.14(b) of the Disclosure Schedule) is and at all times has been in compliance with all legal requirements and all filings, payments and other actions required to be made or taken to maintain such item of Company IP in full force and effect have been made by the applicable deadline. No application for a patent or a copyright, mask work or trademark registration or any other type of Registered IP filed by or on behalf of the Company has been abandoned, allowed to lapse, or finally rejected without appeal. Part 2.14(h)(iii) of the Disclosure Schedule accurately identifies and describes each action, filing and payment that must be taken or made on or before the date that is one hundred twenty (120) days after the date of this Agreement in order to maintain such item of Company IP in full force and effect.

(iv) Interference Proceedings and Similar Claims. No interference, opposition, reissue, reexamination or other Proceeding is or has been pending or, to the Company’s Knowledge, threatened, in which the scope, validity or enforceability of any Company IP is being, has been, or could reasonably be expected to be contested or challenged, except with respect to the Company’s pending patent applications. To the Company’s Knowledge, there is no basis for a claim that any Company IP is invalid or unenforceable.

(i) Third-Party Infringement of Company IP. To the Company’s Knowledge, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP. Part 2.14(i) of the Disclosure Schedule accurately identifies (and the Company has provided to Parent a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Company or any Representative of the Company regarding any actual, alleged or suspected infringement or misappropriation of any Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(j) Effects of This Transaction. Except as set forth on Part 2.14(j) of the Disclosure Schedule, neither the execution, delivery, or performance of this Agreement (or any of the other Transactional Agreements) nor the consummation of any of the Transactions, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Encumbrance on, any Company IP; (ii) a breach of or default under any Company IP Contracts; (iii) the release, disclosure, or delivery of any Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Company IP.

(k) No Infringement of Third Party IP Rights. The Company has never infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated or made unlawful usage of any Intellectual Property Right of any other Person or engaged in unfair competition. No Company Product, and no method or process used in the manufacturing of any Company Product, infringes, violates or makes unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person. There is no legitimate basis for a claim that the Company or any Company Product has infringed or misappropriated any Intellectual Property Right of another Person or engaged in unfair competition or that any Company Product, or any method or process used in the manufacturing of any Company Product, infringes, violates, or makes unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person. Without limiting the generality of the foregoing:

(i) Infringement Claims. No infringement, misappropriation or similar claim or Proceeding is pending or, to the Company’s Knowledge, threatened against the Company or against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by the Company with respect to such claim or Proceeding. The Company has not received any notice relating to any actual, alleged or suspected infringement, misappropriation or violation by the Company, any of its employees or agents, or any Company Product of any Intellectual Property Rights of another Person, including any letter or other communication suggesting or offering that the Company obtain a license to any Intellectual Property Right of another Person.

(ii) Other Infringement Liability. The Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to, and has not otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential intellectual property infringement, misappropriation, or similar claim (other than indemnification provisions in the Company’s standard forms of Company IP Contracts).

(iii) Infringement Claims Affecting In-Licensed IP. To the Company’s Knowledge, no claim or Proceeding involving any Intellectual Property or Intellectual Property Right licensed to the Company is pending or has been threatened, except for any such claim or Proceeding that, if adversely determined, would not adversely affect (1) the use or exploitation of such Intellectual Property or Intellectual Property Right by the Company, or (2) the design, development, manufacturing, marketing, distribution, provision, licensing or sale of any Company Product.

(l) Bugs; Harmful Code. None of the software (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed or sold by the Company (including any software that is part of, is distributed with, or is used in the design, development, manufacturing, production, distribution, testing, maintenance or support of any Company Product, but excluding any third-party software that is generally available on standard commercial terms and is licensed to the Company solely for internal use on a non-exclusive basis) (collectively, “Company Software”) (i) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (1) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (2) damaging or destroying any data or file without the user’s consent; (ii) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software; or (iii) fails to materially comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Software or any product or systems containing or used in conjunction with such Company Software. The Company has provided to Parent a complete and accurate list of all known bugs, defects and errors in the current version of the Company Software.

(m) Source Code. The source code for all Company Software contains clear and accurate annotations and programmer’s comments, and otherwise has been documented in a professional manner that is both: (i) consistent with customary code annotation conventions and best practices in the software industry; and (ii) sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Company Software. No source code for any Company Software has been delivered, licensed or made available to any escrow agent or other person who is not, as of the date of this Agreement, a Company Employee. The Company has no duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of the source code for any Company Software to any other Person.

(n) Part 2.14(n) of the Disclosure Schedule accurately identifies and describes (i) each item of Open Source Code that is contained in, distributed with, or used in the development of the Company Products or from which any part of any Company Product is derived, (ii) the applicable license terms for each such item of Open Source Code, and (iii) the Company Product or Company Products to which each such item of Open Source Code relates.

(o) Except as set forth on Part 2.14(o) of the Disclosure Schedule, no Company Product contains, is derived from, is distributed with, or is being or was developed using Open Source Code that is licensed under any terms that (i) impose or could impose a requirement or condition that any Company Product or part thereof (1) be disclosed or distributed in source code form, (2) be licensed for the purpose of making modifications or derivative works, or (3) be redistributable at no charge, or (ii) otherwise impose or could impose any other material limitation, restriction, or condition on the right or ability of the Company to use or distribute any Company Product.

(p) Part 2.14(p) of the Disclosure Schedule contains each Company Privacy Policy and identifies, with respect to each Company Privacy Policy, the period of time during which such privacy policy was or has been in effect and, if applicable, the mechanism (such as opt-in, opt-out or notice only) used to apply a later Company Privacy Policy to data or information previously collected under such privacy policy.

(q) No breach or violation of any database containing (in whole or in part) Personal Data maintained by or for the Company at any time has occurred or, to the Company’s Knowledge, is threatened, and there has been no unauthorized or illegal use of or access to any of the data or information in any of distinct electronic or other databases containing (in whole or in part) Personal Data maintained by or for the Company at any time.

(r) The Company has complied at all times and in all material respects with all of the Company Privacy Policies and with all applicable Legal Requirements pertaining to privacy, User Data, or Personal Data.

(s) Neither the execution, delivery or performance of this Agreement (or any of the other Transactional Agreements) nor the consummation of any of the Transactions (or any of the Transactional Agreements), will result in any violation of any Company Privacy Policy or any Legal Requirement pertaining to privacy, User Data or Personal Data.

(t) The representations and warranties in this Section 2.14 and in Section 2.32 are the sole and exclusive representations and warranties of the Company concerning Intellectual Property matters.

2.15 Contracts.

(a) Part 2.15(a) of the Disclosure Schedule contains a complete and accurate list of each of the following Company Contracts, other than Government Contracts which are the subject of Section 2.15(d) (each of such Company Contracts, a “Material Contract” and, collectively, the “Material Contracts”):

(i) each Contract for the purchase of hardware, materials or personal property with any supplier or for the furnishing of services to the Company which (A) (1) involves, or is reasonably likely to involve, the Company paying or otherwise providing consideration of more than $25,000 in the aggregate over the remaining term of such Contract; and (2) cannot be cancelled by the Company without penalty or further payment and without more than thirty (30) days’ notice; or (B) was not entered into in the Ordinary Course of Business;

(ii) each Contract for the sale of inventory or other personal property of the Company or for the furnishing of services by the Company which: (A) (1) involves, or is reasonably likely to involve, consideration of more than $25,000 in the aggregate over the remaining term of such Contract; and (2) cannot be cancelled by the Company without penalty or further payment and without more than thirty (30) days’ notice; or (B) was not entered into in the Ordinary Course of Business;

(iii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party;

(iv) all Contracts with any independent contractor, consultant, director, officer or employee of the Company and are not cancelable without penalty or further payment on less than thirty (30) days’ notice;

(v) all Contracts for Indebtedness of the Company, including any Contracts relating to the guarantee, support, indemnification, assumption, endorsement of, or any other similar commitment with respect to, the Indebtedness of any other Person;

(vi) all Contracts that limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(vii) all Contracts involving the Company, on the one hand, and any competitor of the Company, on the other hand, relating to confidentiality, secrecy or non-disclosure (whether the Company is an obligor or beneficiary thereunder);

(viii) all Contracts between the Company and any Affiliate of the Company;

(ix) all Contracts of the Company involving capital expenditures in excess of $25,000;

(x) all Contracts pursuant to which the Company is a lessor of (1) any motor vehicle or (2) any other machinery, equipment, office equipment, furniture or fixtures, or other personal property and involves, or is reasonably likely to involve, consideration of more than $10,000 per year;

(xi) all Contracts of the Company which relate to any partnership, joint venture or other similar arrangement;

(xii) all Contracts pertaining to collective bargaining agreements and any other Contract between the Company and any labor union;

(xiii) all reseller Contracts; and

(xiv) all other Contracts, whether or not made in the Ordinary Course of Business, (A) which are, individually or in the aggregate, material to the Company or (B) the absence of which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as set forth in Part 2.15(b) of the Disclosure Schedule, each Material Contract is valid and in full force and effect, and is enforceable by the Company in accordance with its terms.

(c) Except as set forth in Part 2.15(c) of the Disclosure Schedule: (i) the Company has not, and, to the Company’s Knowledge, no other Person has violated or breached, or declared or committed any default under, any Material Contract; (ii) to the Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that would reasonably be expected to (with or without notice or lapse of time) (1) result in a violation or breach of any of the provisions of any Material Contract, (2) give any Person the right to declare a default or exercise any remedy under any Material Contract, (3) give any Person the right to accelerate the maturity or performance of any Material Contract, or (4) give any Person the right to cancel or terminate any Material Contract; (iii) the Company has not received any notice regarding any actual, alleged, possible or potential violation or breach of, or default under, any Material Contract; and (iv) the Company has not waived any of its rights under any Material Contract.

(d) The performance of the Material Contracts will not result in any violation of or failure to comply with any Legal Requirement.

(e) No Person is renegotiating any amount paid or payable to the Company under any Material Contract or any other term or provision of any Material Contract.

(f) Part 2.15(f) of the Disclosure Schedule identifies and provides an accurate and complete description of each proposed Contract as to which any bid, offer, written proposal, term sheet or similar document has been submitted or received by the Company.

(g) Government Contracts.

(i) Part 2.15(g)(i) of the Disclosure Schedule sets forth a current, complete and accurate list of (1) all currently effective Government Contracts, (2) all bids for Government Contracts currently submitted by the Company and (3) all Government Contracts that completed final close-out procedures less than three (3) years prior to the Closing Date. Except as disclosed in Part 2.15(g)(i) of the Disclosure Schedule, no currently effective Government Contract and none of the outstanding bids for Government Contracts were or are for contracts designated as a “small business set aside contract,” any other “set aside contract” or other order or contract requiring small business or other special status.

(ii) Breach or Default. The Company is not currently in, has ever been in, and, except as set forth in Part 2.15(g)(ii) of the Disclosure Schedule, the execution and delivery of this Agreement and the other Transaction Agreements by the Company and the consummation of the transactions contemplated thereby by the Company will not result in, any material violation, breach or default of any term or provision of any Government Contract or Government Bid to which the Company is now or has been a party. The Company has not received a cure notice, a show cause notice or a stop work notice, has not been threatened with termination for default, and to the Company’s Knowledge, no basis for termination for default of any Government Contract exists. The Company has not received a written claim, demand or request for equitable adjustment by any of its vendors, suppliers or subcontractors relating to any Government Contract, and no basis for such a claim, demand or request for equitable adjustment exists. The Government Contracts are valid, binding and enforceable in accordance with their terms except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting enforcement of creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by all applicable Legal Requirement.

(iii) Compliance. The Company is not currently in, and has never been in, violation of, breach or default under any requirement of any applicable Legal Requirement (including the Federal Acquisition Regulation and any agency supplement thereto applicable to the Government Contracts or Government Bids to which the Company is now or has been a party). All representations and certifications executed, acknowledged or submitted with respect to any Government Contract or Government Bid to which the Company is now or has been a party, including any statements made in connection with the Procurement Integrity Law, 41 U.S.C. § 423, the Lobbying Disclosure Act of 1995, 2 U.S.C. § 1601-1612, and their associated implementing regulations, were accurate in every material respect as of their effective date, and the Company has fully complied with all such representations and certifications in every material respect, as applicable.

(iv) Government Claims. (1) To the Company’s Knowledge, none of the employees, consultants or agents of the Company is or has been under administrative, civil or criminal investigation or indictment by any Governmental Body; (2) the Company has no Knowledge of any credible evidence that the Company or any officer, director, owner or person having primary management responsibility for any Government Contract has committed a violation of federal criminal law involving fraud, conflict of interest, bribery or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act, 31 U.S.C. §§ 3729-3733, (3) there is not pending, and has not been pending, any Proceeding related to the Company or to its employees, consultants or agents resulting in a material adverse finding with respect to any alleged misrepresentation or omission arising under or relating to any Government Contract or Government Bid; (4) the Company has made no voluntary disclosure to the U.S. government or any non-U.S. government with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid; (5) there is not outstanding, and has not been outstanding, any claim against or by the Company, request for non-routine equitable adjustment, or request for waiver or deviation from the requirements by or to either the U.S. government or any non-U.S. government or by any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Bid; and (6) there are not and have not been any disputes (as that term is interpreted pursuant to the Contract Disputes Act of 1978, 41 U.S.C. § 601—613) between the Company and the U.S. government or any non-U.S. government under the Contract Disputes Act of 1978, as amended, arising under or relating to any such Government Contract or Government Bid.

(v) Price Reductions. There is not or has not been asserted, and to the Company’s Knowledge, no set of facts exists that would constitute valid grounds for the assertion of, a claim by a Governmental Body against Company for a price reduction pursuant to the clause set forth at General Services Administration Acquisition Manual Section 552.238-75 Price Reductions, or any predecessor clause.

(vi) Truth in Negotiations. The Company has complied in all material respects with the Truth in Negotiations Act, 10 U.S.C. 2306a, 41 U.S.C. 254b, and all regulations and contract clauses implementing such act, and has submitted where required cost or pricing data that was accurate, complete and current. There is not or has not been asserted, and to the Company’s Knowledge, no set of facts exists that would constitute valid grounds for the assertion of, a claim by a Governmental Body against the Company for a price reduction pursuant to the Truth in Negotiations Act or the regulations or contract clauses implementing such act.

(vii) Fraud and Integrity. The conduct by the Company of its business has not been in violation of the False Statements Act, 18 U.S.C. § 1001, False Claims Act, 31 U.S.C. §§ 3729—3733, the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801—3812, the Anti-Kickback Act, 41 U.S.C. §§ 51—58, the Major Fraud Act, or other federal or state laws or regulations relating to false claims, false statements, fraud, bribery, giving of gratuities or conflicts of interest. There is not and has not been pending or, to the Company’s Knowledge, threatened, and, to the Company’s Knowledge, no set of facts exists that would constitute valid grounds for the assertion of, any claim, suit, demand, proceeding or action against the Company, or any of its officers, directors, agents or employees, for any alleged violation of the aforementioned laws. The Company has not received any notice of any administrative, civil or criminal investigation or audit by any Governmental Body alleging any violation of the aforementioned laws or otherwise alleging any false claims, false statements, fraud, bribery, conflict of interest, giving of gratuities or lack of integrity.

(viii) Potential Claims. To the Company’s Knowledge, no set of facts exists that would constitute valid grounds for the assertion of a claim by a Governmental Body against the Company for any of the following: (1) Federal Acquisition Regulation (“FAR”) and/or Cost Accounting Standard noncompliance, (2) unallowable costs as defined in the FAR at Part 31, including those that may be included in indirect cost claims for prior years that have not yet been finally agreed to by the Defense Contract Audit Agency and/or the Administrative Contracting Officer; or (3) any other monetary claims relating to the performance or administration by the Company of Government Contracts to which it is or has been a party.

(ix) Suspension or Debarment. (1) Since inception, the Company has not been and is not, and, to the Company’s Knowledge, its employees, consultants or agents have not been and are not, suspended or debarred from bidding on Government Contracts in connection with the conduct of their respective business or have or are the subject of a finding of non-responsibility or ineligibility for U.S. government or non-U.S. government contracting, or were or are for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs (or similar listing); (2) no such suspension, debarment or exclusion proceeding has been initiated or threatened against it or any of its employees, consultants or agents; and (3) the Company does not have any reasonable basis to believe that one will be initiated. The Company has conducted its operations, including with respect to maintaining systems of internal controls (including cost accounting systems, estimating systems, purchasing systems, proposal systems, billing systems and material management systems), in material compliance with the requirements of all applicable Legal Requirement pertaining to Government Contracts and Government Bids.

(x) Technical Data. The U.S. government has only Restricted Rights (as defined in 48 C.F.R. Subpart 27.4) or Limited Rights (as defined in 48 C.F.R. Subpart 27.4) in the Intellectual Property of the Company and any such rights do not adversely affect the continued operation of the business of the Company. The U.S. government has not objected to or otherwise challenged any assertions made by the Company with respect to its software programs. The “Asserted Rights Categories” described in Part 2.15(g)(x) of the Disclosure Schedule are adequately supported by the facts related to the development and delivery of the software in question, are consistent with the applicable Legal Requirement governing the assertion of such rights, and the assertions of such rights have been made in accordance with applicable contractual and regulatory requirements. All owned Company IP in which the U.S. government has any rights has been properly marked to assert such rights and limitations. The Company has provided to the U.S. government no greater Intellectual Property Rights to use third-party materials or Intellectual Property than have been granted to the Company.

(xi) Clearances. The Company, its officers, directors and employees, hold all security clearances necessary for the operation of the business of the Company as presently conducted. A true and complete list of such security clearances (including the names of such officers, directors, employees and their respective security clearances) is set forth in Part 2.15(g)(xi) of the Disclosure Schedule. The Company has received no written notice that any such clearances will be suspended or withdrawn. The Company has conducted its operations in a manner consistent with its obligations under its security clearances and, to the Company’s Knowledge, there are no grounds upon which any current security clearance should be suspended or withdrawn.

(xii) Fixed Price Contracts. Except for the Contracts listed in Part 2.15(g)(xii) of the Disclosure Schedule, as of the date of this Agreement and as of the Closing Date, there is no fixed-price Government Contract that the Company has entered into or is otherwise obligated to perform and for which performance has not been completed, final payment has not been received, or warranty, support, or maintenance obligations have been retained, where the costs to the Company of completing performance of the fixed price component of the Government Contract and/or fulfilling all contractual obligations, have exceeded or, are reasonably expected to exceed the fixed price amount of the Government Contract (i.e., the Company is in a loss position or expects to incur a loss with respect to the fixed price component of the contract or subcontract). For the purposes of this Section 2.15(g)(xii), the term “costs” means all costs attributable to a particular contract or subcontract in accordance with the

FAR and/or GAAP consistent with the past practices of the Company, as applicable, including all allocations of allowable general and administrative expenses to such contract or subcontract, and the term “fixed price” with respect to Government Contracts includes the following: firm-fixed-price contracts; fixed-price contracts with economic price adjustment; fixed-price incentive contracts; fixed-price contracts with prospective price redetermination, fixed-ceiling price contracts with retroactive price redetermination; firm-fixed-price, level-of-effort term contracts; all General Services Administration (GSA) schedule contracts or other agency multiple award schedule contract of a fixed price nature; and all variations or combinations of the above listed contract types.

(xiii) Continued Performance. Except as identified in Part 2.15(g)(xiii) of the Disclosure Schedule, there is no provision of any Government Contract preventing the continued performance of the Contract after the Closing Date as a result of or by reason of the consummation of the transactions contemplated pursuant to this Agreement or any other Transaction Agreement.

(xiv) Government Furnished Property. Part 2.15(g)(xiv) of the Disclosure Schedule sets forth a true and correct listing of all property or equipment furnished to the Company prior to the Closing Date by any Governmental Body that has not been returned to such Government Body and all such property or equipment is properly accounted for and in the possession of Company.

(xv) Subcontractors. No subcontractor or vendor of the Company is currently suspended or debarred from bidding on Government Contracts in connection with the conduct of its business, nor, to the Company’s Knowledge, has such suspension or debarment been currently proposed. To the Company’s Knowledge, no subcontractor or vendor of Company is in violation of any of the laws or regulations described in subparagraph (vii) above, nor to the Company’s Knowledge, is any action pending or threatened against any such subcontractor or vendor for violation of such laws or regulations.

2.16 Liabilities; Major Suppliers.

(a) The Company does not have any material Liabilities, or to the Company’s Knowledge any other Liabilities, except in each case for:

(i) Liabilities identified as such in the “liabilities” column of the Unaudited Interim Balance Sheet;

(ii) Liabilities (of the type required to be reflected as current Liabilities in the “liabilities” column of a balance sheet prepared in accordance with GAAP) incurred by the Company in the Ordinary Course of Business since the Interim Balance Sheet Date; and

(iii) the Company’s obligations under the Material Contracts.

(b) Part 2.16(b) of the Disclosure Schedule (i) provides an accurate and complete breakdown and aging of the accounts payable of the Company as of the Interim Balance Sheet Date; (ii) provides an accurate and complete breakdown of all customer deposits and other deposits held by the Company as of the date of this Agreement; and (iii) provides an accurate and complete breakdown of the long-term debt of the Company as of the date of this Agreement.

(c) Part 2.16(c) of the Disclosure Schedule accurately identifies each supplier that received (i) more than $250,000 from the Company in fiscal year 2011 or fiscal year 2012 or (ii) more than $100,000 from the Company in the first six (6) months of fiscal year 2013.

2.17 Compliance With Legal Requirements.

(a) Except as set forth in Part 2.17 of the Disclosure Schedule (i) the Company is in compliance with each Legal Requirement that is or was, since September 8, 2008, applicable to it or to the conduct of the Business or the ownership or use of any of its assets; and (ii) the Company has not received, at any time, any notice from any Governmental Body or any other Person regarding (1) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement, or (2) any actual, alleged, possible or potential obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any cleanup or any remedial, corrective or response action of any nature.

(b) The Company has delivered to Parent an accurate and complete copy of each report, study, survey or other document which has been prepared at the direction of the Company since September 8, 2008 that addresses or otherwise relates to the compliance of the Company with, or applicability to the Company of, any Legal Requirement.

(c) To the Company’s Knowledge, no Governmental Body has proposed or is considering any Legal Requirement that, if adopted or otherwise put into effect, (i) may have an adverse effect on the Business or the condition, assets, liabilities, operations, financial performance or net income of the Company or on the ability of the Company to comply with or perform any covenant or obligation under any of the Transactional Agreements, or (ii) may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.

2.18 Governmental Authorizations.

(a) Part 2.18(a) of the Disclosure Schedule identifies (i) each Governmental Authorization that is held by the Company and (ii) each other Governmental Authorization that is held by any Company Employee and is used in connection with the Business. The Company has delivered to Parent accurate and complete copies of all of the Governmental Authorizations identified in Part 2.18(a) of the Disclosure Schedule, including all renewals thereof and all amendments thereto. Each Governmental Authorization identified or required to be identified in Part 2.18(a) of the Disclosure Schedule is valid and in full force and effect.

(b) Except as set forth in Part 2.18(b) of the Disclosure Schedule:

(i) The Company and the Company Employees are in compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 2.18(a) of the Disclosure Schedule;

(ii) To the Company’s Knowledge, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) (1) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization identified or required to be identified in Part 2.18(a) of the Disclosure Schedule, or (2) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization identified or required to be identified in Part 2.18(a) of the Disclosure Schedule;

(iii) The Company has not received, and, to the Company’s Knowledge, no Company Employee has received, any notice from any Governmental Body or any other Person regarding (1) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (2) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization; and

(iv) All applications required to have been filed for the renewal of the Governmental Authorizations required to be identified in Part 2.18(a) of the Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Bodies.

(c) The Governmental Authorizations identified in Part 2.18(a) of the Disclosure Schedule constitute all of the Governmental Authorizations necessary (i) to enable the Company to conduct the Business, and (ii) to permit the Company to own and use its assets in the manner in which they are currently owned and used.

2.19 Tax Matters.

(a) The Company and has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects. All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been paid. Except as set forth in Part 2.19(a) of the Disclosure Schedule, the Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No written claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

(b) The Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and the Company has complied with all information reporting and withholding requirements under all applicable Legal Requirements, including maintenance of required records with respect thereto.

(c) Except as set forth in Part 2.19(c) of the Disclosure Schedule, no Proceedings concerning Taxes are pending or being conducted with respect to the Company. The Company has not received from any Governmental Body any (i) written notice indicating an intent to open an audit or other review, (ii) written request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment of or any amount of Tax proposed, asserted or assessed by any Governmental Body against the Company. No power of attorney that currently is in effect has been granted by the Company with respect to any Tax matter.

(d) Part 2.19(d) of the Disclosure Schedule lists (i) all Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 2007, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject to audit, and

(ii) all jurisdictions in which the Company pays sales, use, excise or property Taxes. The Company has delivered to Parent correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company filed or received since December 31, 2007.

(e) The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) The Company is not a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) except as set forth in Part 2.19(f) of the Disclosure Schedule, any “excess parachute payment” within the meaning of section 280G of the Code and (ii) any amount that will not be fully deductible as a result of section 162(m) of the Code. There is no agreement, plan, arrangement or other Contract by which the Company or any of its Affiliates is bound to compensate any employee, consultant, independent contractor, advisor or director for excise taxes paid pursuant to Section 4999 of the Code. The Company has not been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code. The Company has disclosed on its United States federal income Tax Returns all positions, if any, taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of section 6662 of the Code. The Company has not participated in a reportable transaction within the meaning of Section 1.6011-4(b) of the Treasury Regulations. The Company is not a party to or bound by any Tax allocation, indemnification or sharing agreement. The Company (1) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (2) does not have any Liability for the Taxes of any Person (other than the Company) under regulation 1.1502-6 of the Code (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) The unpaid Taxes of the Company (i) did not, as of the date of the Unaudited Interim Balance Sheet, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Unaudited Interim Balance Sheet, and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. Since the date of the Unaudited Interim Balance Sheet, the Company has not incurred any liability for Taxes arising from extraordinary gains or losses, determined in accordance with GAAP, outside the Ordinary Course of Business.

(h) Unless established as an identifiable and specific reserve for Tax Liability on the Financial Statements, the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion there) ending after the Closing Date as a result of any: (i) change in method of accounting for taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions entered into on or prior to the Closing Date or any excess loss account described in Treasury Regulations under section 1502 of the Code (or any corresponding or similar provisions of state, local or foreign income Tax law) created on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) any other amount of income economically accruing on or prior to the Closing Date.

(i) The Company has not distributed equity securities of another Person, or has had its share capital distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by section 355 of the Code.

(j) The Company is not a party to any joint venture, partnership, other arrangement or contract that is treated as a partnership for federal income Tax purposes.

(k) Except as set forth in Part 2.19(j) of the Disclosure Schedule, the Company has never engaged in activities constituting a trade or business or permanent establishment (as defined in the applicable income tax treaty) in a foreign country, and the Company is not required to file Tax Returns or pay Taxes in a country other than the United States.

(l) The Company is not, nor within the five (5) year period preceding the Closing Date has been, an S corporation within the meaning of Section 1361(a) of the Code.

2.20 Employee and Labor Matters.

(a) Part 2.20(a) of the Disclosure Schedule accurately sets forth, with respect to each Company Employee (including any such employee who is on a leave of absence or on layoff status):

(i) the name of such employee and the date as of which such employee was originally hired by the Company;

(ii) such employee’s title;

(iii) the aggregate monetary amount of the compensation (including wages, salary, commissions, director’s fees, fringe benefits, bonuses, profit-sharing payments and other payments or benefits of any type) received by such employee from the Company with respect to services performed in 2011;

(iv) such employee’s annualized compensation as of the date of this Agreement;

(v) each Company Employee Plan in which such employee participates or is eligible to participate; and

(vi) any Governmental Authorization that is held by such employee and that is used in connection with the Business.

(b) Part 2.20(b) of the Disclosure Schedule accurately identifies each former Company Employee who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any benefits (whether from the Company or otherwise) relating to such former employee’s employment with the Company; and Part 2.20(b) of the Disclosure Schedule accurately describes such benefits.

(c) The employment of each employee of the Company is terminable by the Company at will. The Company has delivered to Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials and policy statements.

(d) To the Company’s Knowledge, no Company Employee (i) intends to terminate his employment; or (ii) is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on: (1) the performance by such employee of any of his duties or responsibilities as an employee of the Company; or (2) the Business or operations of the Company.

(e) Part 2.20(e) of the Disclosure Schedule accurately sets forth, with respect to each independent contractor of the Company:

(i) the name of such independent contractor and the date as of which such independent contractor was originally hired;

(ii) a brief description of such independent contractor’s duties and responsibilities;

(iii) the aggregate dollar amount of the compensation (including all payments or benefits of any type) received by such independent contractor from the Company with respect to services performed in 2011 and the first nine (9) months of 2012;

(iv) the terms of compensation of such independent contractor; and

(v) any Governmental Authorization that is held by such independent contractor and that is used in connection with the Business.

(f) The Company is not a party to or bound by, and the Company has never been a party to or bound by, or any union contract, collective bargaining agreement or similar Contract.

(g) There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting the Company or any Company Employees. There is not now pending, and to the Company’s Knowledge, no Person has threatened to commence, any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute. To the Company’s Knowledge, no event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute. There are no actions, suits, claims, labor disputes or grievances pending or, to the Company’s Knowledge, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Company Employee, including charges of unfair labor practices or discrimination complaints.

(h) None of the current or former independent contractors of the Company should be reclassified as an employee of the Company. Except as set forth on Part 2.20(h) of the Disclosure Schedule, there are, and at no time have been, any independent contractors who have provided services to the Company or any Company Affiliate for a period of six (6) consecutive months or longer. The Company has never had any temporary or leased employees. No independent contractor of the Company is eligible to participate in any Company Employee Plan.

2.21 Employee Benefit Plans and Compensation.

(a) Part 2.21(a) of the Disclosure Schedule contains an accurate and complete list as of the date hereof of each Company Employee Plan and each Company Employee Agreement. Since January 1, 2012, the Company does not intend and has not committed to establish or enter into any new Company Employee Plan or Company Employee Agreement, or to modify any Company Employee Plan or Company Employee Agreement (except to conform any such Company Employee Plan or Company Employee Agreement to the requirements of any applicable Legal Requirements, in each case as previously disclosed to Parent in writing or as required by this Agreement).

(b) The Company has delivered to Parent: (i) correct and complete copies of all documents setting forth the terms of each Company Employee Plan and each Company Employee Agreement, including all amendments thereto and all related trust documents; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iii) if the Company Employee Plan is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of Company Employee Plan assets; (iv) the most recent summary plan description together with the summaries of modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (v) all Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts; (vi) all materials provided to any Company Employee relating to any Company Employee Plan and Company Employee Agreement and any proposed Company Employee Plans or Company Employee Agreement, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to the Company or any Company Affiliate; (vii) all correspondence to or from any Governmental Body relating to any Company Employee Plan or Company Employee Agreement; (viii) all COBRA forms and related notices; (ix) all insurance policies in the possession of the Company or any Company Affiliate pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (x) all discrimination tests required under the Code for each Company Employee Plan intended to be qualified under Section 401(a) of the Code for the three (3) most recent plan years; (xi) the most recent IRS determination or opinion letter issued with respect to each Company Employee Plan intended to be qualified under Section 401(a) of the Code; and (xii) copies of all reports or analyses prepared internally or by third-party firms providing valuations of the Company Common Stock for purposes of complying with Sections 409A or 422 of the Code.

(c) The Company and Company Affiliates have performed all material obligations required to be performed by them under each Company Employee Plan and Company Employee Agreement and are not in default or violation of, and the Company has no Knowledge of any default or violation by any other party to, the terms of any Company Employee Plan and Company Employee Agreement, and each Company Employee Plan and Company Employee Agreement has been established and maintained in substantial compliance with its terms and in substantial compliance with all applicable Legal Requirements, including ERISA and the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code. No “prohibited transaction,” within the meaning of

Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no claims or Proceedings pending, or, to the Company’s Knowledge, threatened or reasonably anticipated (other than routine claims for benefits), against any Company Employee Plan or Company Employee Agreement or against the assets of any Company Employee Plan or Company Employee Agreement . Each Company Employee Plan (other than any Company Employee Plan to be terminated prior to the Closing in accordance with this Agreement) can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without liability to Parent, the Company or any Company Affiliate (other than ordinary administration expenses). There are no audits, inquiries or Proceedings pending or, to the Company’s Knowledge, threatened by the IRS, DOL or any other Governmental Body with respect to any Company Employee Plan or Company Employee Agreement. Neither the Company nor any Company Affiliate has ever incurred any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and each Company Affiliate have made all contributions and other payments required by and due under the terms of each Company Employee Plan and Company Employee Agreement.

(d) Neither the Company nor any Company Affiliate has ever maintained, established, sponsored, participated in or contributed to any: (i) Company Pension Plan subject to Title IV of ERISA; or (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA. Neither the Company nor any Company Affiliate has ever maintained, established, sponsored, participated in or contributed to, any Company Pension Plan in which shares of the Company or any Company Affiliate is or was held as a plan asset.

(e) No Company Employee Plan provides (except at no cost to the Company or any Company Affiliate), or reflects or represents any liability of the Company or any Company Affiliate to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Legal Requirements. Other than commitments made that involve no future costs to the Company or any Company Affiliate, none of the Company or any Company Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Company Employee (either individually or to Company Employees as a group) or any other Person that such Company Employee(s) or other person would be provided with retiree life insurance, retiree health benefit or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.

(f) Except as set forth in Part 2.21(f) of the Disclosure Schedule, and except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the Transactions will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Company Employee Agreement, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee.

(g) Except as set forth in Part 2.21(g) of the Disclosure Schedule, the Company and each of the Company Affiliates: (i) are, and at all times have been, in substantial compliance with all applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Company Employees, including the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of HIPAA and any similar provisions of state law; (ii) have withheld and reported all amounts required by applicable Legal Requirements or by Contract to be withheld and reported with respect to wages, salaries and other payments to Company Employees; (iii) are not liable for any arrears of wages or any Taxes or any penalty for failure to comply with the Legal Requirements applicable of the foregoing; and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Employees (other than routine payments to be made in the Ordinary Course of Business and consistent with past practice). There are no pending or, to the Company’s Knowledge, threatened or reasonably anticipated claims or Proceedings against the Company or any Company Affiliate under any worker’s compensation policy or long-term disability policy.

(h) To the Company’s Knowledge, no member or any Company Employee is obligated under any Contract or subject to any judgment, decree or order of any court or other Governmental Body that would interfere with such Person’s efforts to promote the interests of the Company or that would interfere with the Business. Neither the execution nor the delivery of this Agreement, nor the carrying on of the business of the Company or any Company Affiliate as presently conducted nor any activity of such members or Company Employees in connection with the carrying on of the business of the Company or any Company Affiliate as presently conducted will, to Company’s Knowledge, conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract under which any of such members or Company Employees are now bound.

(i) If any Company Employee Plan or Company Employee Agreement is a “non-qualified deferred compensation plan” as defined in section 409A of the Code, (i) such Company Employee Plan Plan or Company Employee Agreement has been administered, maintained and operated in all material respects according to the requirements of section 409A of the Code and the rules and regulations promulgated thereunder or, with respect to any material failure to comply with the requirements of section 409A of the Code, is eligible to be corrected in accordance with the terms of applicable IRS correction policies without the payment of any Taxes or penalties under section 409A, and (ii) the Company and its ERISA Affiliates have not been required to withhold or pay any Taxes as a result of a failure to comply with section 409A of the Code. The Company and its ERISA Affiliates do not have any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under section 409A of the Code. The Company Options and other stock rights within the meaning of section 409A of the Code have been granted with an exercise price or strike price that is no less than the fair market value of the underlying stock on the date of grant of such Company Options or stock rights and otherwise contain no features for the deferral of compensation within the meaning of section 409A of the Code other than the deferral of the recognition of income until the later of the exercise or disposition of such option or stock right.

(j) The representations and warranties in this Section 2.21 and in Section 2.20 and Section 2.32 are the sole and exclusive representations and warranties of the Company concerning Company Employees, Company Employee Agreement and Company Employee Plan matters.

2.22 Environmental Matters. The Company is in compliance with all applicable Environmental Laws, except where possible non-compliance would not reasonably be expected to have a Material Adverse Effect. The Company has not received any notice from a Governmental Body that alleges that the Company is violating any Environmental Law. To the Company’s Knowledge, no current or prior owner of any property leased or controlled by the Company has received any notice from a Governmental Body that alleges that such current or prior owner or the Company is violating any Environmental Law.

2.23 Sale of Products; Performance of Services.

(a) Each product that has been sold, licensed or distributed by the Company to any Person (i) conformed and complied in all respects with the terms and requirements of any applicable warranty or other Contract; and (ii) was free of any design defects or construction defects. All repair services and other services that have been performed by the Company were performed properly and in conformity with the terms and requirements of all applicable warranties and other Contracts.

(b) The Company will not incur or otherwise become subject to any Liability involving an amount exceeding $5,000 arising directly or indirectly from any product manufactured or sold, or any repair services or other services performed by, the Company on or at any time prior to the Closing Date.

(c) No product manufactured or sold by the Company has been the subject of any recall or other similar action; and to the Company’s Knowledge, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any such recall or other similar action relating to any such product.

(d) Except as set forth in Part 2.23(d) of the Disclosure Schedule, no customer or other Person has ever asserted or threatened to assert any claim against the Company involving an amount exceeding $5,000 (i) under or based upon any warranty provided by or on behalf of the Company, or (ii) under or based upon any other warranty relating to any product sold by the Company or any services performed by the Company. To the Company’s Knowledge, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for the assertion of any such claim.

2.24 Insurance.

(a) Part 2.24(a) of the Disclosure Schedule accurately sets forth, with respect to each insurance policy maintained by or at the expense of, or for the direct or indirect benefit of, the Company (i) the name of the insurance carrier that issued such policy and the policy number of such policy; (ii) whether such policy is a “claims made” or an “occurrences” policy; (iii) a description of the coverage provided by such policy, including all applicable coverage limits, deductible amounts and co-insurance arrangements; (iv) the annual premium payable with respect to such policy; and (v) a description of any claims pending, and any claims that have been asserted in the past three (3) years, with respect to such policy. Part 2.24(a) of the Disclosure Schedule also identifies (1) each pending application for insurance that has been submitted by or on behalf of the Company, and (2) each self-insurance or risk-sharing arrangement affecting the Company or any of its assets. The Company has delivered to Parent accurate and complete copies of all of the insurance policies identified in Part 2.24(a) of the Disclosure Schedule (including all renewals thereof and endorsements thereto) and all of the pending applications identified in Part 2.24(a) of the Disclosure Schedule.

(b) Each of the policies identified in Part 2.24(a) of the Disclosure Schedule is valid, enforceable and in full force and effect.

(c) Except as set forth in Part 2.24(c) of the Disclosure Schedule, there is no pending claim under or based upon any of the policies identified in Part 2.24(a) of the Disclosure Schedule; and to the Company’s Knowledge, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any such claim.

(d) The Company has not received (i) any notice regarding the actual or possible cancellation or invalidation of any of the policies identified in Part 2.24(a) of the Disclosure Schedule or regarding any actual or possible adjustment in the amount of the premiums payable with respect to any of said policies; (ii) any notice regarding any actual or possible refusal of coverage under, or any actual or possible rejection of any claim under, any of the policies identified in Part 2.24(a) of the Disclosure Schedule; or (iii) any indication that the issuer of any of the policies identified in Part 2.24(a) of the Disclosure Schedule may be unwilling or unable to perform any of its obligations thereunder.

2.25 Related Party Transactions. Except as set forth in Part 2.25 of the Disclosure Schedule, (a) no Related Party has any direct or indirect interest of any nature in any asset used in or otherwise relating to the Business; (b) no Related Party is indebted to the Company; (c) no Related Party has entered into, or has had any direct or indirect financial interest in, any Contract, transaction or business dealing of any nature involving the Company; (d) no Related Party is competing, or has at any time competed (in a capacity other than as an investor and related activities), directly or indirectly, with the Company in any market served by the Company; (e) no Related Party has any claim or right against the Company; and (f) to the Company’s Knowledge, no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any claim or right in favor of any Related Party against the Company; provided that with respect to any Related Party which is an Affiliate of an Effective Time Holder, the representations and warranties in this Section 2.25 are only made to the Company’s Knowledge.

2.26 Payments; Foreign Corrupt Practices Act; U.S. Export and Sanctions Laws.

(a) Neither the Company nor any of its directors, officers, agents, employees, consultants, resellers, distributors or other Persons associated with or acting on behalf of the Company has directly or indirectly (i) paid, promised, offered or agreed to pay, or authorized the payment of, any fee, commission or other sum of money or item of value, however characterized, to any Person, Government Official or other party that is illegal or improper under any applicable Legal Requirement, including the United States Foreign Corrupt Practices Act of 1977 (15 United States Code Section 78dd-1, et. seq.) (“FCPA”) and the UK Anti-Bribery Act of 2010, and any other applicable laws and regulations regarding corruption, bribery, ethical business conduct, money laundering, political contributions, gifts, hospitalities or expense reimbursements to public officials and private persons, books and records, and financial controls (the “Anti-Corruption Laws”), (ii) paid, provided, authorized, promised, offered, solicited or accepted any unlawful bribe, corrupt payment, rebate, payoff, influence payment, kickback or any other illegal benefit or advantage of a financial or other nature; (iii) made any unlawful contribution, gift, entertainment or other unlawful expense in violation of any applicable Legal Requirement, (iv) made any unlawful payment or offered anything of value to any foreign or domestic political parties or campaigns, (v) violated or is in violation of any provision of the FCPA, the UK Anti-

Bribery Act of 2010, or any Anti-Corruption Laws, or (vi) established or maintained any fund or account that has not been accurately recorded in the books and records of the Company. The Company and its directors, officers, agents, employees, consultants, resellers and distributors are not the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA, the UK Anti-Bribery Act of 2010, or any Anti-Corruption Law.

(b) The Company has complied and is in compliance with applicable export control laws, including, but not limited to, applicable provisions of the U.S. Arms Export Control Act (22 United States Code Section 2751 et seq.), as amended, the U.S. Export Administration Act (50 United States Code Section 2401 et seq.), as amended, the International Emergency Economic Powers Act (50 United States Code Section 1701 et seq.), as amended, the Trading with the Enemy Act (50 United States Code App. Section 1 et seq.), as amended, Executive Order No. 13224,, and the various sanctions regulations administered by the U.S. Office of Foreign Assets Control of the Department of the Treasury of the United States, as amended (“Export Control and Sanctions Laws”). Further, no Company Software or Company Product has during the last five (5) years been sold to, provided to or performed on behalf of, Cuba, Iran, Sudan, Syria or North Korea, by the Company.

(c) Neither the Company nor any of its agents acting or benefiting in any capacity in connection with this Agreement or the Transactions is any of the following:

(i) a “Blocked Person” listed in the Annex to Executive Order No. 13224;

(ii) a Person owned or controlled by, or acting for or on behalf of, a “Blocked Person” listed in the annex to Executive Order No. 13224;

(iii) a Person that is named as a “Specially Designated National” on the most current list published by the U.S. Treasury Department Office of Foreign Asset Control at its official website;

(iv) a Person that is named on the most current List of Denied Persons published by the U.S. Commerce Department’s Bureau of Industry and Security at its official website;

(v) a Person that is named on the most current Entities List published by the U.S. Commerce Department’s Bureau of Industry and Security at its official website; or

(vi) a Person that is named on the most current Unverified List published by the U.S. Commerce Department’s Bureau of Industry and Security at its official website (collectively, “Designated Persons”).

(d) The Company is not the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action pending either to the Company’s Knowledge or for which the Company has received notice, or, to the Company’s Knowledge, threatened against the Company under any Export Control and Sanctions Laws. The Company has not received any correspondence, notice, request for information or administrative subpoena from a Governmental Body regarding a potential violation by the Company of any Export Control and Sanctions Laws.

(e) Neither the Company nor any of its agents acting in any capacity in connection with this Agreement or the Transactions (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Designated Person or (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in property of Designated Persons.

(f) Investigations. Since December 31, 2007, neither the Company nor any of its directors, officers, employees or authorized agents acting in their official capacities, has been or is currently the subject of any (i) civil or criminal investigation, indictment or conviction by any governmental authority; (ii) administrative investigation or audit by any governmental authority; or (iii) any internal investigation by the Company.

2.27 Proceedings; Orders.

(a) Except as set forth in Part 2.27(a) of the Disclosure Schedule, there is no pending Proceeding, and to the Company’s Knowledge, no Person has threatened to commence any Proceeding (i) that involves the Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions. Except as set forth in Part 2.27(a) of the Disclosure Schedule, to the Company’s Knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to directly or indirectly give rise to or serve as a basis for the commencement of any such Proceeding.

(b) Except as set forth in Part 2.27(b) of the Disclosure Schedule, since September 8, 2008, no Proceeding has ever been commenced by or against the Company; and no Proceeding otherwise involving or relating to the Company has been pending or threatened.

(c) The Company has delivered to Parent accurate and complete copies of all pleadings, correspondence and other written materials to which the Company has access that relate to any Proceedings identified in Part 2.27(a) of the Disclosure Schedule.

(d) There is no Order to which the Company, or any of the assets owned or used by the Company, is subject.

(e) To the Company’s Knowledge, no officer or employee of the Company is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the Business.

(f) To the Company’s Knowledge, there is no proposed Order that, if issued or otherwise put into effect, (i) may have an adverse effect on the Business or on the condition, assets, liabilities, operations, financial performance or net income of the Company or on the ability of the Company to comply with or perform any covenant or obligation under any of the Transactional Agreements, or (ii) may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.

2.28 Authority; Binding Nature of Agreements.

(a) The Company has the right, power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary action on the part of the Company and its board of directors. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to Legal Requirements affecting creditors rights generally and the discretion of the courts with respect to the enforcement of equitable remedies.

(b) The Securityholders’ Agent has the right, power, authority and capacity to act for and bind each of the Effective Time Holders with respect to all matters relating to the Transactional Agreements and the Transactions.

2.29 Non-Contravention; Consents. Except as set forth in Part 2.29 of the Disclosure Schedule, neither the execution and delivery of any of the Transactional Agreements, nor the consummation or performance of any of the Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the Company Charter, or (ii) any resolution adopted by the Company’s stockholders, the Company’s board of directors or any committee of the Company’s board of directors;

(b) contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of the Effective Time Holders, or any of the assets owned or used by the Company, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or any Company Employee or that otherwise relates to the Business or to any of the assets owned or used by the Company;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract;

(e) give any Person the right to (i) declare a default or exercise any remedy under any Material Contract, (ii) accelerate the maturity or performance of any Material Contract, or (iii) cancel, terminate or modify any Material Contract; or

(f) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company.

2.30 Brokers. The Company has not agreed to become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

2.31 Consent Solicitation. The Consent Solicitation Statement complies with all applicable Legal Requirements.

2.32 Full Disclosure. None of the representations or warranties of the Company contained in this Agreement contains contain any untrue statement of a material fact or omits to state any material fact necessary to make any of the representations and warranties contained herein, in light of the circumstances in which they are made, not misleading.

3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.

Parent and Merger Sub jointly and severally represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

3.1 Due Organization. Parent is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2 Authority; Binding Nature of Agreement. Parent and Merger Sub have the right, power and authority to perform their respective obligations under this Agreement. The execution, delivery and performance by Parent and Merger Sub of this Agreement and each of the Transaction Documents to which Parent or Merger Sub is a party, and the consummation by Parent and Merger Sub of the Transactions are within Parent’s and Merger Sub’s respective corporate power and have been duly authorized by all necessary action on the part of Parent and Merger Sub. Each of this Agreement and each Transaction Document to which Parent or Merger Sub is a party has been duly executed and delivered by Parent or Merger Sub, as applicable, and constitutes a valid and binding obligation of Parent or Merger Sub, as applicable, enforceable in accordance with its terms, subject to Legal Requirements affecting creditors rights generally and the discretion of the courts with respect to the enforcement of equitable remedies.

3.3 Freedom to Contract. The execution and delivery of this Agreement by either Parent or Merger Sub does not, and the performance by it or its obligations hereunder will not, (a) violate or conflict with any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or any amendments thereto or restatements thereof, (b) violate any of the terms conditions or provisions of any applicable Legal Requirements, or (c) result in a violation or breach of, or constitute (with or without giving of notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, indenture, debenture, security agreement, trust agreement, lien, mortgage, lease agreement, license, franchise permit, joint venture agreement, guaranty or other agreement, instrument or obligation, oral or written, to which Parent or Merger Sub is a party or by which either or any of their respective properties is bound. No Governmental Authorization is required in connection with Parent’s or Merger Sub’s execution, delivery and performance of this Agreement and the consummation of the Transactions required hereby.

3.4 Proceedings. There is no pending Proceeding, and to Parent’s Knowledge, no Person has threatened to commence any Proceeding that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions.

3.5 Availability of Funds. Parent has cash available sufficient to enable it to consummate the Transactions.

3.6 Brokers. Neither Parent nor Merger Sub has agreed or become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

4. COVENANTS AND AGREEMENTS

4.1 Access and Investigation.

(a) The Company shall provide Parent and its Representatives with reasonable access to the Company’s Representatives, personnel and assets;

(b) The Company shall provide Parent and its Representatives with such copies of existing books, records, Tax Returns, work papers and other documents and information relating to the Company as Parent may request in good faith; and

(c) The Company shall compile and provide Parent and its Representations with such additional financial, operating and other data and information regarding the Company as Parent may request in good faith.

4.2 Operation of Business. The Company covenants and agrees that during the Pre-Closing Period, unless Parent shall otherwise agree in writing (such agreement not to be unreasonably withheld) or as otherwise contemplated by this Agreement, the Company shall take such actions necessary to ensure that (i) the business of the Company is conducted in the Ordinary Course of Business in all material respects, and (ii) the Company shall use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its current officers and key employees and to preserve, in all material respects, its current relationships with customers, suppliers and other persons with which it has business dealings consistent with past practice. Without limiting the generality of the foregoing, during the Pre-Closing Period, unless Parent shall otherwise agree in writing (such agreement not to be unreasonably withheld) or as otherwise contemplated by this Agreement, the Company shall:

(a) keep in full force all insurance policies identified in Part 2.24 of the Disclosure Schedule;

(b) cause its officers to confer regularly with Parent concerning operational matters and otherwise report regularly to Parent concerning the status of the Business and the condition, assets, liabilities, operations, financial performance and prospects of the Company;

(c) immediately notify Parent of any inquiry, proposal or offer from any Person relating to any Acquisition Transaction;

(d) use commercially reasonable efforts as determined by the Company to maximize revenue and limit net losses;

(e) not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any capital stock other than dividends accruing pursuant to the Company Charter, and not repurchase, redeem or otherwise reacquire any Company Stock or other securities;

(f) not sell or otherwise issue any capital stock or any other securities;

(g) not amend the Company Charter or effect or become a party to any Acquisition Transaction, recapitalization, reclassification of stock, stock split, reverse stock split or similar transaction;

(h) not form any subsidiary or acquire any equity interest or other interest in any other Entity;

(i) not make any capital expenditure, except for capital expenditures that are made in the Ordinary Course of Business and that, when added to all other capital expenditures made on behalf of the Company during the Pre-Closing Period, do not exceed $10,000 in the aggregate;

(j) not become bound by any Contract which, if entered into prior to the date hereof would be a Material Contract;

(k) not establish or adopt any Employee Benefit Plan, or pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than wage and salary increases in the Ordinary Course of Business;

(l) not change any of its methods of accounting or accounting practices in any respect;

(m) not make or change any material Tax election, file any amended Tax Return, enter into any closing agreement, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; or

(n) not commence any Proceeding; or

(o) not agree, commit or offer (in writing or otherwise), or attempt to take any of the actions described in clauses “(e)” through “(o)” of this Section 4.2.

4.3 Filings and Consents. The Company shall, with the reasonable cooperation of Parent:

(a) make each filing or notice required to be made or given (pursuant to any applicable Legal Requirement, Order or Contract, or otherwise) by the Company or any of the Effective Time Holders in connection with the execution and delivery of any of the Transactional Agreements or in connection with the consummation or performance of any of the Transactions (including each of the filings and notices identified in Part 2.29 of the Disclosure Schedule) as soon as practicable after the date of this Agreement;

(b) seek to obtain as soon as practicable each Consent required to be obtained (pursuant to any applicable Legal Requirement, Order or Contract, or otherwise) by the Company or any of the Effective Time Holders in connection with the execution and delivery of any of the Transactional Agreements or in connection with the consummation or performance of any of the Transactions (including each of the Consents identified in Part 2.29 of the Disclosure Schedule);

(c) promptly deliver to Parent a copy of each filing made, each notice given and each Consent obtained by the Company or any Effective Time Holder during the Pre-Closing Period; and

(d) during the Pre-Closing Period, cooperate with Parent and with Parent’s Representatives, and prepare and make available such documents and take such other actions as Parent may request in good faith, in connection with any filing, notice or Consent that Parent is required or elects to make, give or obtain.

4.4 Notification; Updates to Disclosure Schedule.

(a) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of:

(i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of any representation or warranty made by the Company in this Agreement or any of the Series B Stockholders in the Voting and Support Agreements;

(ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of any representation or warranty made by the Company in this Agreement or by a Series B Stockholder in the Voting and Support Agreements if (1) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (2) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;

(iii) any breach of any covenant of the Company or a Series B Stockholder; and

(iv) any event, condition, fact or circumstance that would reasonably be expected by the Company to make the timely satisfaction of any of the conditions set forth in Section 5 or Section 6 impossible or unlikely.

(b) If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.4(a) requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company shall promptly deliver to Parent an update to the Disclosure Schedule specifying such change. No such update of the type described in Section 4.4(a)(i) shall be deemed to supplement or amend the Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or in the other Transactional Documents, or (ii) determining whether any of the conditions set forth in Section 5 has been satisfied.

4.5 Payment of Indebtedness by Related Parties. The Company shall cause all Indebtedness and other Liabilities of each Related Party to the Company (including any such Indebtedness or other Liability identified in Part 2.25 of the Disclosure Schedule) to be discharged and paid in full prior to the Closing.

4.6 No Negotiation. The Company shall ensure that, during the Pre-Closing Period, neither the Company nor any of the Company’s Representatives directly or indirectly:

(a) solicits or encourages the initiation of any inquiry, proposal or offer from any Person (other than Parent) relating to any Acquisition Transaction; or

(b) participates in any discussions or negotiations with, or provides any non-public information to, any Person (other than Parent) relating to any Acquisition Proposal.

4.7 Confidentiality. The Company shall ensure that, during the Pre-Closing Period:

(a) the Company and its Representatives shall keep strictly confidential the existence and terms of this Agreement;

(b) neither the Company nor any of its Representatives issues or disseminates any press release or other publicity or otherwise makes any disclosure of any nature (to any of the Company’s suppliers, customers, landlords, creditors or employees or to any other Person) regarding any of the Transactions, except to the extent that the Company is required by law to make any such disclosure regarding the Transactions; and

(c) if the Company is required by law to make any disclosure regarding the Transactions, the Company shall advises Parent, at least five (5) business days before making such disclosure, of the nature and content of the intended disclosure.

4.8 Written Consent; Consent Solicitation Statement. The Company shall solicit the Stockholder Written Consent. In connection with the foregoing, the Company will likewise prepare and deliver to all holders of Company Capital Stock a consent solicitation statement (the “Consent Solicitation Statement”).

4.9 Efforts to Consummate. Each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all lawful and reasonable actions within such party’s control and to do, or cause to be done, all lawful and reasonable things within such party’s control necessary to fulfill the conditions precedent to the obligations of the other party(ies) hereunder and to consummate and make effective as promptly as practicable the Transactions and to cooperate with each other in connection with the foregoing. Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Parent or any of its subsidiaries to (a) agree to or to effect any divestiture, hold separate (including by establishing a trust or otherwise), settlement, undertaking, consent decree, or enter into any license or similar agreement with respect to, or agree to restrict its ownership or operation of, any business or assets of the Company or of Parent or its subsidiaries, (b) enter into, amend or agree to enter into or amend, any Contracts of the Company or of Parent or its subsidiaries, (c) otherwise waive, abandon or alter any material rights or obligations of the Company or of Parent or its subsidiaries, (d) file or defend any lawsuit, appeal any judgment or contest any injunction issued in a proceeding initiated by a Governmental Body; or (e) make any cash payment to a third party or otherwise expend any monies.

4.10 Execution of Additional Documents. Prior to the Closing, from time to time, as and when requested by a party hereto, each party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary to consummate the Transactions.

4.11 FIRPTA Matters. At the Closing, the Company shall deliver to Parent all necessary forms and certificates complying with applicable Legal Requirements, duly executed and in form and substance reasonably acceptable to Parent, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

4.12 Comparability of Employee Benefits. Parent shall, or shall cause the Surviving Corporation to, maintain the Company’s existing Company Benefit Plans in place until the Assumed Employees are transitioned to Parent’s employee benefit plans. Starting January 1, 2013, Parent shall, or shall cause the Surviving Corporation to, provide to all Assumed Employees employee benefits that are substantially similar to those provided to similarly situated employees of Parent. Notwithstanding the foregoing, starting January 1, 2013, Parent shall use reasonable efforts to cause each Assumed Employee to receive service credit for their employment since March 23, 2007 for purposes of eligibility to participate and vesting (but not for benefit accrual purposes) with respect to such employee benefit plans of Parent. Each Assumed Employee shall also receive service credit for their employment since March 23, 2007 for purposes of calculating the level of benefits with respect to severance, vacation, personal days off and any other welfare-type benefits where service is a factor in calculating benefits. Parent shall use reasonable efforts to cause any third-party insurers to provide Assumed Employees with full credit under Parent’s health and welfare plans applicable to each Assumed Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing, and for any lifetime maximums, as if there had been a single continuous employer. Subject to the approval of any insurance carrier or third party provider, Parent shall waive all limitations as to preexisting conditions exclusions (or actively at work or similar limitations), evidence of insurability requirements and waiting periods with respect to participation and coverage requirements applicable to the Assumed Employees and their eligible dependents under any health and welfare plan that such employees may be eligible to participate in after the Closing Date. This Section 4.12 is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any Person or to otherwise create any third-party beneficiary hereto.

4.13 Termination of 401(k) Plans. If requested by Parent prior to the Closing Date, the Company and ERISA Affiliates shall cause there to be adopted, prior to the Closing Date, resolutions in a form satisfactory to the Parent terminating any Company Employee Plan intended to be a cash or deferred arrangement under Section 401(k) of the Code.

4.14 Parachute Payments. As soon as reasonably practicable following the date of this Agreement, but in no event later than five (5) days prior to the Closing Date, the Company will submit to a stockholder vote (in compliance with Section 280G(b)(5)(B) of the Code and the regulations thereunder) the right of any individual who is or could reasonably be expected to be, as of the Closing Date, a “disqualified individual” (as defined in Section 280G(c) of the Code) to receive payments and benefits that could be deemed a “parachute payment” (as defined in Section 280G(b)(2) of the Code) (the “280G Vote”). In addition, the Company shall use its reasonable best efforts to (i) ensure that the payments and benefits that would otherwise constitute a “parachute payment” be exempt from the definition of “parachute payment” by reason of the exemption provided under Section 280G(b)(5)(B) of the Code and (ii) take all actions necessary to so exempt any such payments and benefits (including, without limitation, to obtain any necessary consents from such disqualified individuals).

4.15 Indemnification of Directors and Officers.

(a) For a period of six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company for periods at or prior to the Effective Time (the “Former Directors and Officers”) than are currently set forth in the Company Charter and the Company bylaws. The indemnification agreements, if any, in existence on the date of this Agreement with any of the Former Directors and Officers shall continue in full force and effect in accordance with their terms following the Effective Time.

(b) Prior to the Closing, the Company shall purchase, at Parent’s sole expense, for the benefit of the Former Directors and Officers, an insurance and indemnification tail policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Policy”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent shall not be required to purchase the D&O Tail Policy if such policy exceeds 300% of the last annual premium paid prior to the date of this Agreement (such aggregate amount, the “Base Premium”); provided, further, that if such insurance coverage can only be obtained at a total premium in excess of the Base Premium, Parent shall purchase the most advantageous policy of directors’ and officers’ insurance obtainable for a total premium equal to the Base Premium. Parent shall, or shall cause the Surviving Corporation to, maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(c) In the event Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 4.15.

(d) The obligations under this Section 4.15 shall not be terminated or modified in such a manner as to adversely affect any Former Director or Officer to whom this Section 4.15 applies without the consent of such affected Former Director or Officer (it being expressly agreed that the Former Directors and Officers to whom this Section 4.15 applies shall be third party beneficiaries of this Section 4.15); provided, that the obligations of Parent and the Surviving Corporation under this Section 4.15 shall only survive with respect to each Former Director and Officer for so long as such Former Director and Officer who is a beneficiary of the obligations of Parent and the Surviving Corporation under this Section 4.15 reasonably cooperates with Parent and the Surviving Corporation in any actual or threatened Proceeding relating to the subject matter of this Section 4.15.

4.16 Transaction Bonus Plan. From and following the Closing, Parent shall, and shall cause the Surviving Corporation to, pay when due any amounts under Transaction Bonus Plan, in accordance and pursuant to the terms and conditions of the Transaction Bonus Plan and the underlying award agreements. To the extent such payments become due and payable, Parent shall pay, or shall cause to be paid, promptly, and in any event within 30 days of the date such payment became due, such payments through Parent’s or the Surviving Corporation’s payroll systems, from the Transaction Bonus Plan Amount retained by Parent from the Estimated Merger Consideration payable at the Closing, any amounts distributed to Parent from the Escrow Amount on behalf of the Management Participants, and any amounts retained by Parent pursuant to Section 1.11(e)(i).

4.17 Acknowledgments.

(a) PARENT AND MERGER SUB SPECIFICALLY ACKNOWLEDGE AND AGREE THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY SET FORTH IN SECTION 2 (TOGETHER WITH ANY REPRESENTATIONS AND WARRANTIES MADE BY THE EFFECTIVE TIME HOLDERS IN THE LETTERS OF TRANSMITTAL AND BY THE SERIES B STOCKHOLDERS CONTAINED IN THE VOTING AND SUPPORT AGREEMENTS), NONE OF THE COMPANY, THE EFFECTIVE TIME HOLDERS (INCLUDING THE SECURITYHOLDERS’ AGENT), NOR ANY OTHER PERSON IS MAKING, AND NEITHER PARENT NOR MERGER SUB IS RELYING ON, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, AS TO ANY MATTER CONCERNING THE COMPANY, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO (OR OTHERWISE ACQUIRED BY) PARENT OR MERGER SUB OR ANY OF THEIR REPRESENTATIVES.

(b) THE COMPANY AND THE SECURITYHOLDERS’ REPRESENTATIVE (FOR AND ON BEHALF OF THE EFFECTIVE TIME HOLDERS) SPECIFICALLY ACKNOWLEDGE AND AGREE THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB SET FORTH IN SECTION 3, NEITHER PARENT NOR MERGER SUB, NOR ANY OTHER PERSON IS MAKING, AND NEITHER THE COMPANY NOR THE SECURITYHOLDERS’ REPRESENTATIVE (FOR AND ON BEHALF OF THE EFFECTIVE TIME HOLDERS) IS RELYING ON, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, AS TO ANY MATTER CONCERNING PARENT OR MERGER SUB, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO (OR OTHERWISE ACQUIRED BY) THE COMPANY OR THE SECURITYHOLDERS’ REPRESENTATIVE (FOR AND ON BEHALF OF THE EFFECTIVE TIME HOLDERS OR ANY OF THEIR REPRESENTATIVES.

5. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

Parent’s and Merger Sub’s obligations to consummate the Transactions and to take the other actions required to be taken by Parent and Merger Sub at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Parent, in whole or in part, in accordance with Section 10.13; provided, that no such waiver shall affect the rights of the Parent Indemnitees pursuant to Section 8):

5.1 Accuracy of Representations.

(a) Each of the Excluded Representations shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the Closing as if made at the Closing, without giving effect to any update to the Disclosure Schedule.

(b) All of the other representations and warranties made by the Company in this Agreement (considered collectively), and each of said representations and warranties (considered individually), shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the Closing as if made at the Closing, in each case disregarding any qualification as to materiality contained or incorporated in such representations and warranties, except for circumstances where the failure to be so accurate would not reasonably be expected to have a Material Adverse Effect.

5.2 Performance of Obligations.

(a) The Company shall have executed and delivered, or caused to be executed and delivered, each of the following:

(i) the Securityholders’ Agent shall deliver to Parent the Escrow Agreement;

(ii) a certificate dated the Closing Date and executed by the President or Chief Executive Officer of the Company certifying to the fulfillment of the conditions specified in Sections 5.1, 5.2(b), 5.3 and 5.4 (the “Closing Certificate”);

(iii) a certificate of the Company’s Secretary, dated as of the Closing Date, in form and substance reasonably satisfactory to Parent, certifying as to and attaching (if applicable): (1) complete and accurate copies of the Company Charter, (2) the incumbency of the officers executing this Agreement, (3) complete and accurate copies of resolutions of the Board of Directors of the Company authorizing and approving the execution, delivery and performance of this Agreement and the Transactions, and the acts of the officers of the Company in carrying out the terms and provisions hereof and thereof and (4) complete and accurate copies of the resolutions of the Company Stockholders approving the performance of this Agreement and the Transactions;

(iv) the Payout Spreadsheet and the Estimated Statement, at least two (2) business days prior to the Closing Date;

(v) an opinion letter from Morgan, Lewis & Bockius LLP dated the Closing Date, in the form of EXHIBIT I;

(vi) each of the Consents identified in Part 5.2(a)(vi) of the Disclosure Schedule;

(vii) if requested by the Parent, adoption of resolutions terminating all Company Employee Plans that include a cash or deferred arrangement under Section 401(k of the Code;

(viii) evidence of stockholder approval of the 280G Vote;

(ix) evidence reasonably satisfactory to Parent that the Company’s July 14, 2010 Management Bonus Plan has been terminated; and

(x) letters evidencing the written resignations of all directors and officers of the Company effective as of the Effective Time.

(b) All of the other covenants that the Company is required to comply with or to perform at or prior to the Closing (considered collectively), and each of said covenants (considered individually), shall have been duly complied with and performed in all material respects.

5.3 Stockholder Approval. This Agreement shall have been duly adopted by: (a) the Requisite Stockholder Vote (it being understood that if the Company fails to deliver the Requisite Stockholder Vote to Parent by 4:00 p.m., Boston Time, on the date hereof, Parent will have the right to terminate this Agreement pursuant to Section 7.1(e)) and (b) holders of at least 90% of the outstanding Company Capital Stock.

5.4 No Company Material Adverse Effect. Since the date hereof, there shall not have occurred any event and no circumstance shall exist which, alone or together with any one or more other events or circumstances has had, is having or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.5 Limitation on Dissent. Holders of no more than five percent (5%) of the outstanding Company Capital Stock shall have exercised, nor shall they have any continued right to exercise dissenters rights under the DGCL with respect to their shares by virtue of the Merger.

5.6 Governmental Consents. All filings with and other Consents of any Governmental Body required to be made or obtained in connection with the Transactions shall have been made or obtained and shall be in full force and effect and any waiting period under any applicable antitrust or competition law, regulation or other Legal Requirement shall have expired or been terminated.

5.7 No Other Proceedings. There shall not be pending any Proceeding: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other Transactions; (b) relating to the Merger or any of the other Transactions and seeking to obtain from Parent or the Company, any damages or other relief that may be material to Parent or the Company; (c) seeking to prohibit or limit in any material respect Parent’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; (d) that reasonably could materially and adversely affect the right or ability of Parent or the Company to own the assets or operate the business of the Surviving Corporation or (e) seeking to compel Parent or any subsidiary of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other Transactions.

6. CONDITIONS PRECEDENT TO COMPANY’S OBLIGATION TO CLOSE

The Company’s obligation to consummate the Transactions and to take the other actions required to be taken by the Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part, in accordance with Section 10.13):

6.1 Accuracy of Representations.

(a) Each of the representations and warranties made by Parent and Merger Sub that are qualified as to materiality shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing as if made at the Closing.

(b) All of the other representations and warranties made by Parent and Merger Sub in this Agreement (considered collectively), and each of said representations and warranties (considered individually), shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the Closing as if made at the Closing, except for circumstances where the failure to be so accurate would not reasonably be expected to have a material adverse effect on Parent’s or merger Sub’s ability to consummate the Transactions.

6.2 Parent’s Performance.

(a) Parent shall have executed and delivered the Escrow Agreement required to be executed and delivered by Parent and shall have made the cash payments contemplated by Section 1.10(c).

(b) All of the other covenants that Parent and Merger Sub are required to comply with or to perform pursuant to this Agreement at or prior to the Closing (considered collectively), and each of said covenants (considered individually), shall have been complied with and performed in all material respects.

7. TERMINATION

7.1 Termination Events. This Agreement may be terminated prior to the Closing:

(a) By Parent if the timely satisfaction of any condition set forth in Section 5 has become impossible by November 1, 2012 (other than as a result of any failure on the part of Parent or Merger Sub to comply with or perform its covenants under this Agreement);

(b) by the Company if the timely satisfaction of any condition set forth in Section 6 has become impossible by November 1, 2012 (other than as a result of any failure on the part of the Company to comply with or perform its covenants under this Agreement);

(c) by Parent if the Closing has not taken place on or before November 1, 2012 (other than as a result of any failure on the part of Parent or Merger Sub to comply with or perform its covenants under this Agreement);

(d) by the Company if the Closing has not taken place on or before November 1, 2012 (other than as a result of the failure on the part of the Company to comply with or perform its covenants under this Agreement);

(e) by Parent if the Company fails to deliver the Requisite Stockholder Vote to Parent by 4:00 p.m., Boston time, on the date hereof; or

(f) by the mutual consent of Parent and the Company.

7.2 Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 7.1(a), Section 7.1(c) or Section 7.1(e), Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 7.1(b) or Section 7.1(d), the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

7.3 Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that (a) no party shall be relieved of any obligation or other Liability arising from any breach by such party of any provision of this Agreement; (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 10; and (c) the Company shall, in all events, remain bound by and continue to be subject to Section 4.7.

8. INDEMNIFICATION, ETC.

8.1 Survival of Representations and Covenants.

(a) All representations and warranties made by the Company herein shall survive the Closing and expire twenty-four (24) months after the Closing Date; provided, however, that (i) Sections 2.1 (Due Organization; Etc.) 2.5 (Capitalization, Etc.) 2.28 (Authority; Binding Nature of Agreements), 2.29 (Non-Contravention; Consents) and 2.30 (Brokers) shall survive the Closing indefinitely and (ii) Sections 2.19 (Taxes) and 2.21 (Employee Benefit Plans and Compensation) shall survive the Closing until one hundred eighty (180) days following the expiration of the applicable statute of limitations (including any extension thereof) (collectively, the items in (i) and (ii), the “Excluded Representations”).

(b) The representations, warranties and covenants of the Company, and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of (and each Indemnitee shall be deemed to have relied upon such representations, warranties and covenants notwithstanding) any information furnished to, or any investigation made by or Knowledge of, any of the Indemnitees or any of their Representatives.

(c) All representations and warranties made by Parent and the Merger Sub herein shall terminate as of immediately following the Closing.

(d) Unless otherwise expressly set forth in this Agreement, the covenants and agreements set forth in this Agreement shall survive the Closing and remain in effect indefinitely.

(e) The provisions of this Section 8 shall apply and become effective only if the Transactions are consummated.

8.2 Indemnification.

(a) The OP Indemnifying Parties, severally and not jointly, shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages which are directly or indirectly suffered or incurred by any of the Indemnitees (regardless of whether or not such Damages relate to any third-party claim) and which arise directly or indirectly from or as a direct or indirect result of, or are directly or indirectly connected with:

(i) any breach or alleged (by a third party only) breach of any representation or warranty made by the Company in this Agreement or in any certificate delivered pursuant hereto (without giving effect to any qualification as to materiality contained or incorporated in such representation or warranty, and without giving effect to any update to the Disclosure Schedule);

(ii) any breach of any covenant of the Company;

(iii) any matter identified or referred to in Part 2.17 or Part 2.27 of the Disclosure Schedule;

(iv) Without duplication of any rights to recovery set forth herein, (1) any and all Pre-Closing Taxes of the Company (or any predecessor thereof); (2) any and all Taxes imposed on any member of a consolidated, combined or unitary group of which the Company (or any predecessor thereof) is or was a member on or prior to the Closing Date, by reason of the Liability of the Company (or any predecessor thereof); (3) all Taxes of any Person imposed on the Company or the Surviving Corporation as a transferee or successor, by contract or pursuant to any law, rule or regulation as the result of transactions or events occurring on or prior to the Closing Date; (4) all Transfer Taxes allocated to the Effective Time Holders under Section 8.2; and (5) all employer payroll Taxes associated with the Company Change in Control Payments or other transaction-related compensation arising in contemplation of, or in connection with, the Transactions (to the extent not taken already deducted from the Merger Consideration), whether incurred by the Company, the Surviving Corporation or Parent; provided, however, that the Effective Time Holders shall have no liability under this Section 8.2(a)(iii) for any Taxes to the extent such Taxes were included in the calculation of Working Capital;

(v) claims made by or among the Effective Time Holders or any other Person with respect to allocation of the Merger Consideration or entitlement to any portion of the Merger Consideration;

(vi) any Dissenting Share Payments;

(vii) any payment or consideration arising under any consents, notices, waivers, terminations, modifications or approvals of any party under any Contract required in connection with the Merger or for any such Contract to remain in full force or effect following the Effective Time;

(viii) the matter referred to on Part 2.19(c) of the Disclosure Schedule;

(ix) any amounts owed by the OP Indemnifying Parties pursuant to Section 1.11(e)(ii); or

(x) the matter referred to on Schedule 8.2(a)(x).

(b) Each Series B Stockholder, severally and only as to itself and not jointly, shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages which are directly or indirectly suffered or incurred by any of the Indemnitees (regardless of whether or not such Damages relate to any third-party claim) and which arise directly or indirectly from or as a direct or indirect result of, or are directly or indirectly connected with any breach or alleged (by a third party only) breach of the representations, warranties, covenants or other agreements of such Series B Stockholder contained in such Series B Stockholder’s Voting and Support Agreement.

(c) Parent and Merger Sub, jointly and severally, shall hold harmless and indemnify each of the Effective Time Holders and the Management Participants from and against, and shall compensate and reimburse each of the Effective Time Holders and the Management Participants for, any Damages which are directly or indirectly suffered or incurred by any of the Effective Time Holders and the Management Participants (regardless of whether or not such Damages relate to any third-party claim) and which arise directly or indirectly from or as a direct or indirect result of, or are directly or indirectly connected with any breach of the covenants or other agreements of Parent or Merger Sub contained in this Agreement or any certificate delivered pursuant hereto.

8.3 Threshold.

(a) Subject to Section 8.3(b), the OP Indemnifying Parties shall not be required to make any indemnification payment pursuant to Sections 8.2(a)(i) for any breach as set forth in such Section until such time as the total amount of all Damages (including the Damages arising from such breach and all other Damages arising from any other breaches of any representations or warranties) that have been directly or indirectly suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds $100,000 in the aggregate. At such time as the total amount of such Damages exceeds $100,000 in the aggregate, the Indemnitees shall be entitled to be indemnified against the full amount of such Damages (and not merely the portion of such Damages exceeding $100,000). No individual Damage, or series of Damages arising from substantially similar facts or circumstances, which is less than $15,000, shall be taken into account when calculating the total amount of Damages.

(b) The limitation on the OP Indemnifying Parties’ indemnification obligations that is set forth in Section 8.3(a) shall not apply to (i) any breach of any of the Excluded Representations; or (ii) any fraud.

8.4 Limitation of Damages; Escrow Fund.

(a) The maximum aggregate Damages payable by each OP Indemnifying Party to the Indemnitees pursuant to this Section 8 shall be such Person’s Pro Rata Share of the Remaining Escrow Amount; provided, however, that the foregoing shall not apply, with respect to Effective Time Holders only, to any Damages resulting from or arising out of (i) any breach of any of the Excluded Representations, (ii) any matter described in Sections 8.2(a)(ii) through 8.2(a)(ix) or 8.2(b), or (iii) any fraud (collectively, the “Excepted Losses”). With respect to the Excepted Losses, the maximum aggregate Damages payable by the Effective Time Holders shall be limited to such Person’s Pro Rata Share of the Merger Consideration and, except with respect to any matter described in Section 8.2(b), the Escrow Amount shall be the first source, but not the sole source to satisfy such Excepted Losses. In no event shall an OP Indemnifying Party be liable for (i) any inaccuracies in or breaches of representations and warranties of any other OP Indemnifying Party, (ii) breaches of covenants or other agreements of any other OP Indemnifying Party, or (iii) the fraud of any other OP Indemnifying Party except to the extent of any fraud committed in such OP Indemnifying Party’s capacity as a Representative of the Company.

(b) The maximum aggregate Damages payable by Parent and Merger Sub to the OP Indemnifying Parties pursuant to this Section 8, other than in the event of fraud or related to a breach by Parent of Section 4.16, shall be $2,000,000.

8.5 Mitigation. Parent agrees that in the event of any breach giving rise to an indemnification obligation under this Section 8, Parent shall take and cause its Affiliates (including the Surviving Corporation) to take, or cooperate with the Securityholders’ Agent, if so requested by the Securityholders’ Agent, in order to take, commercially reasonable measures to mitigate the consequences of the related breach (including taking steps to prevent any contingent liability from becoming an actual liability).

8.6 No Contribution. Except as provided in Section 4.13, the Securityholders’ Agent, for and on behalf of each OP Indemnifying Party waives, and acknowledges and agrees that the OP Indemnifying Parties shall not have and shall not exercise or assert or attempt to exercise or assert, any right of contribution or right of indemnity or any other right or remedy against the Company in connection with any indemnification obligation or any other Liability to which such OP Indemnifying Party may become subject under any of the Transactional Agreements or otherwise in connection with any of the Transactions.

8.7 Damages Net of Insurance. The amount of any and all Damages under this Section 8 shall be determined net of any amounts recovered by the Indemnitees under insurance policies, indemnities or other reimbursement arrangements with respect to such Damages; provided, that no Indemnitee shall be obligated to seek such recovery.

8.8 Exclusivity of Remedies. Except for claims for equitable relief pursuant to Section 10.12 or claims for fraud, upon and after the Closing, the rights of Indemnitees to recover any amounts pursuant to this Section 8 shall be the sole and exclusive remedy of any such Indemnitee for any claim under or related to this Agreement, any Transactional Agreement, in any instrument of transfer or other document or agreement expressly contemplated by this Agreement or the Transactions, including any breach or non-performance of any representation, warranty, covenant or agreement contained herein, and after the Closing Date, no Indemnitee may commence any suit, action or proceeding against any other party hereto or any of their respective Affiliates with respect to the subject matter of this Agreement, whether in contract, tort or otherwise, except to enforce such party’s express rights under this Section 8. For the avoidance of doubt, the Indemnities shall have no right to recover any amount pursuant to this Section 8 that duplicates any amount deducted in calculating the Merger Consideration pursuant to Section 1.6 or the Final Merger Consideration pursuant to Section 1.11 or any amount that was paid by or on behalf of the Effective Time Holders pursuant to Section 9.

8.9 Defense of Third Party Claims.

(a) In order for an Indemnitee to be entitled to any indemnification provided for under this Agreement in respect of any claim or Proceeding asserted by any third party that is subject to indemnification pursuant to this Section 8 (“Third Party Claim”), such Indemnitee must notify the Securityholders’ Agent in writing, and in reasonable detail, of the Third Party Claim as promptly as reasonably possible after receipt by such Indemnified Party of notice of the Third Party Claim; provided that failure to give such notification on a timely basis shall not affect the indemnification provided hereunder except to the extent the OP Indemitors shall have been actually materially prejudiced as a result of such failure. Thereafter, the Indemnitees shall deliver to the Securityholders’ Agent, within five (5) business days after the Indemnitees’ receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitees relating to the Third Party Claim.

(b) Except for Tax Matters which shall be handled pursuant to Section 9.4, the Securityholders’ Agent, on behalf of the OP Indemnifying Parties, shall be entitled to participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section 8.9, shall be entitled to control and appoint lead counsel (reasonably acceptable to the Indemnitees) for such defense; provided that, prior to assuming control of such defense, the Securityholders’ Agent, on behalf of the OP Indemnifying Parties, must acknowledge that the OP Indemnifying Parties would have an indemnification obligations for any Damages resulting from such Third Party Claim as provided under this Section 8; provided, further, that the Securityholders’ Agent, on behalf of the OP Indemnifying Parties, shall not be entitled to assume or maintain control of the defense of any Third Party Claim and shall pay the fees and expenses of counsel retained by the Indemnitees if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) the Indemnitees reasonably believe an adverse determination with respect to the Third Party Claim would be detrimental to the Indemnitees’ reputation or future business prospects, (iii) the Third Party Claim seeks an injunction or equitable relief against the Indemnitees, (iv) the Securityholders’ Agent, on behalf of the OP Indemnifying Parties, has failed or is failing to prosecute or defend the Third Party Claim, (v) the Third Party Claim relates to Section 2.14 (Intellectual Property) or relates to any claim for indemnification pursuant to Section 8.2(a)(iv) (indemnification for Taxes), or (vi) the specified damages of such Third Party Claim exceed the applicable limit set forth in Section 8.4 less the sum of (1) the amount subject to any other claims previously paid or outstanding plus (2) the reasonably anticipated expenses for litigation of such Third Party Claim; provided, further, that if the Securityholders’ Agent is not entitled to assume the control of the defense of any Third Party Claim pursuant to clauses (ii), (v) and (vi) of this Section 8.9(b), the Indemnitees shall obtain the prior written consent of the Securityholders’ Agent before entering into any settlement of such Third Party Claim, which consent shall not be unreasonably withheld or delayed.

(c) The Securityholders’ Agent, on behalf of the OP Indemnifying Parties, shall conduct any such defense in good faith, with appropriate diligence and in the best interest of the Indemnitees.

(d) If the Securityholders’ Agent, on behalf of the OP Indemnifying Parties, is not entitled to, has declined to, or does not assume control of the defense of such a Third Party Claim (or has failed to notify the Indemnitees in writing of its election to defend such Third Party Claim) within thirty (30) days of the Securityholders’ Agent’s receipt of notice of such Claim, then the Indemnitees may notify the Securityholders’ Agent in writing that it elects to assume control of the defense of such a Third Party Claim, in which case, the Securityholders’ Agent, on behalf of the OP Indemnifying Parties, shall not have the right to assume the defense of such Third Party Claim.

(e) If the Securityholders’ Agent, on behalf of the OP Indemnifying Parties, shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 8.9, the Indemnifying Party shall obtain the prior written consent of the Indemnitees before entering into any settlement of such Third Party Claim if the settlement does not expressly unconditionally release the Indemnitees from all liabilities and obligations with respect to such Third Party Claim or the settlement imposes injunctive or other equitable relief against, or any other adverse effect on, the Indemnitees.

(f) The Indemnitees shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose. The fees and expenses of such separate counsel shall be borne by the Indemnitees.

8.10 Exercise of Remedies by Indemnitees Other Than Parent. No Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

8.11 Limitations on Damages. Except to the extent actually paid to an unrelated third party, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Damages.

9. TAX MATTERS.

9.1 Cooperation on Tax Matters. Parent and the Securityholders’ Agent shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 9 and any audit, litigation or other Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request of any of the above-named parties and at the requesting party’s expense) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

9.2 Pre-Closing Period Tax Returns. Parent shall prepare or cause to be prepared and shall use commercially reasonable efforts to timely file or cause to be timely filed all Pre-Closing Period Tax Returns of the Surviving Corporation which are filed after the Closing Date, which Tax Returns shall be prepared in accordance with past practices and customs (unless otherwise required by any applicable

Legal Requirement). Parent shall provide to the Securityholders’ Agent drafts of any Pre-Closing Period Tax Returns, in each case at least thirty (30) days prior to filing, for the Securityholders’ Agent’s review and comment. Parent shall consider in good faith any reasonable changes to such Pre-Closing Period Tax Returns proposed by the Securityholders’ Agent within ten (10) days of the Securityholders’ Agent’s receipt of such Pre-Closing Period Tax Returns and shall not unreasonably withhold incorporation of the Securityholders’ Agent’s comments. The Surviving Corporation shall timely pay all amounts shown as due on such Tax Returns and Parent may, in their discretion, seek reimbursement from either the Escrow Amount or directly from the OP Indemnifying Parties. To the extent Parent or the Surviving Corporation seeks reimbursement from the OP Indemnifying Parties, the OP Indemnifying Parties shall reimburse the Surviving Corporation promptly upon Parent’s or the Surviving Corporation’s written request for such amounts shown as due on the Pre-Closing Period Tax Returns when filed, but only to the extent any such amounts were not included in the calculation of Working Capital or reflected in a claim for indemnification for a breach of a representation or warranty of the Company or a covenant or agreement of the OP Indemnifying Parties pursuant to Section 8.

9.3 Straddle Period Tax Returns. Parent shall prepare or cause to be prepared and timely file or cause to be timely filed all Straddle Period Tax Returns of the Surviving Corporation, which Tax Returns shall be prepared in accordance with past practices and customs (unless otherwise required by any applicable Legal Requirement). Parent shall provide to the Securityholders’ Agent drafts of any Straddle Period Tax Returns, in each case at least thirty (30) days prior to filing, for the Securityholders’ Agent’s review and comment. Parent shall consider in good faith any reasonable changes to such Straddle Period Tax Returns proposed by the Securityholders’ Agent within ten (10) days of the Securityholders’ Agent’s receipt of such Straddle Period Tax Returns and shall not unreasonably withhold incorporation of the Securityholders’ Agent’s comments. The Surviving Corporation shall timely pay all amounts shown as due on such Tax Returns and Parent or the Surviving Corporation may, in its sole discretion, seek reimbursement from either the Escrow Amount or directly from the Effective Time Holders. To the extent Parent or the Surviving Corporation seeks reimbursement from the OP Indemnifying Parties, the OP Indemnifying Parties shall reimburse the Surviving Corporation promptly upon Parent or the Surviving Corporation’s written request for any amounts shown as due on such Tax Returns when filed, to the extent such amounts are attributable to Pre-Closing Taxes, but only to the extent any such amounts were not included in the calculation of Working Capital or reflected in a claim for indemnification for a breach of a representation or warranty of the Company or a covenant or agreement of the OP Indemnifying Parties pursuant to Section 8.

9.4 Tax Controversies. Unless Parent has previously received written notice from the Securityholders’ Agent of the existence of any Tax Matter (as defined below), Parent shall promptly notify the Securityholders’ Agent of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Period or a Straddle Period for which the OP Indemnifying Parties may be liable under this Agreement (such inquiry, claim, assessment, audit or similar event, a “Tax Matter”); provided, however, that no failure to give such notice shall relieve the OP Indemnifying Parties of any liability hereunder except to the extent, if any, that the rights of the OP Indemnifying Parties with respect to such claim are materially actually prejudiced thereby. Notwithstanding anything to the contrary in Section 8.9, Parent shall have the authority to represent the interests of the Surviving Corporation and shall have control of the defense, compromise or other resolution of any Tax Matter; provided, however, that the Securityholders’ Agent shall be entitled to participate in such Tax Matter at his own expense. Parent shall keep the Securityholders’ Agent reasonably informed, to the extent practicable, with respect to the commencement, status and nature of such Tax Matter. Parent shall not settle or compromise any Tax Matter for which the OP Indemnifying Parties would be required to indemnify, or otherwise reimburse Parent and/or the Surviving Corporation under this Agreement for an amount exceeding $25,000 with respect to each Tax Matter without obtaining the Securityholders’ Agent’s prior written consent thereto, which consent shall not be unreasonably withheld or delayed.

9.5 Transfer Taxes. All Taxes, if any (including all sales, use, value added, transfer, registration, documentary, excise, real property transfer, stamp and similar Taxes, and conveyance and recording fees, if any), that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the Transactions (“Transfer Taxes”) shall be paid fifty percent (50%) by Parent and fifty percent (50%) by the OP Indemnifying Parties (but only to the extent any such Transfer Taxes payable by the OP Indemnifying Parties under this Section 9.5 have not already been included in the calculation of Working Capital or reflected in a claim for indemnification for a breach of a representation or warranty of the Company or a covenant or agreement of the OP Indemnifying Parties pursuant to Section 8) when due. Parent will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. If required by applicable Legal Requirement, Parent will cause its Affiliates to join in the execution of any such Tax Returns and other documentation.

9.6 Tax Sharing Agreement. The Company shall cause to be terminated not later than the Closing any and all Tax sharing, Tax indemnity or Tax allocation agreements to which any of the Company and/or any Affiliate thereof (if any) is a party that were in effect at any time on or prior to the Closing. No further amounts shall be payable by Parent, the Surviving Corporation or any Affiliate thereof under such agreements following the Closing, and Parent, the Surviving Corporation or Affiliate thereof shall have no further obligations thereunder following the Closing.

9.7 Tax Refunds. If Parent or the Surviving Corporation receives a refund of Taxes with respect to a Pre-Closing Tax Period that was not included in the calculation of Working Capital, Parent shall pay or cause to be paid the amount of such Tax refund to the Securityholders’ Agent (on behalf of the OP Indemnifying Parties) within fifteen (15) days after receipt thereof, provided that (i) such Taxes were actually paid by the Company prior to the Closing or by the OP Indemnifying Parties after the Closing, (ii) such Tax refund is actually received by Parent or the Surviving Corporation after the Closing, and (iii) such Tax refund does not arise as the result of a carryback of a loss or other Tax benefit from a Post-Closing Tax Period.

9.8 No Closing Date Tax Actions. Neither Parent nor any of its Affiliates shall cause to be made any extraordinary transaction or event on the Closing Date that would result in any increased Tax liability for which the OP Indemnifying Parties would be required to provide indemnification pursuant to this Agreement. Neither Parent nor any of its Affiliates shall cause to be filed any election under Section 338 of the Code with respect to the Transactions contemplated hereby.

9.9 Additional Restrictions for Pre-Closing Period Tax Returns and Associated Taxes. Parent shall not, without prior consultation with the Securityholders’ Agent, file, re-file or amend, any Tax Return of the Company that was due on or prior to the Closing Date, or enter or permit the Surviving Corporation to enter into discussions regarding any voluntary disclosure involving Taxes for any Pre-Closing Tax Period; provided, however, that such consultation right shall be required only if any of the foregoing actions could reasonably result in additional Taxes for which the OP Indemnifying Parties would be required to indemnify or otherwise reimburse Parent and/or the Surviving Corporation under this Agreement.

10. MISCELLANEOUS PROVISIONS

10.1 Securityholders’ Agent.

(a) By virtue of the adoption of this Agreement by the Company Stockholders, the Effective Time Holders irrevocably nominate, constitute and appoint Blueprint Ventures Management I, LLC as the agent and true and lawful exclusive proxy and attorney-in-fact of the Effective Time Holders (the “Securityholders’ Agent”), with full power of substitution and resubstitution, to act solely and exclusively in the name, place and stead of the Effective Time Holders for purposes of executing any documents and taking any actions that the Securityholders’ Agent may, in its sole discretion, determine to be necessary, desirable or appropriate in connection with any of the Transactional Agreements or any of the Transactions, including but not limited to the power:

(i) to act for the Effective Time Holders with regard to matters pertaining to indemnification referred to in this Agreement, including the power to pay or compromise any indemnity claim on behalf of the Effective Time Holders;

(ii) to act for the Effective Time Holders with regard to matters pertaining to litigation or arbitration;

(iii) to execute and deliver all documents in connection with the transactions contemplated hereby or amendments or waivers thereto that the Securityholders’ Agent deems necessary or appropriate;

(iv) to receive funds (including all or any portion of the Final Merger Consideration), make payments of funds, and give receipts for funds on behalf of any Effective Time Holder;

(v) to receive funds for the payment of expenses of the Effective Time Holders and apply such funds in payment for such expenses;

(vi) to direct any payments due under the Transaction Bonus Plan;

(vii) to do or refrain from doing any further act or deed on behalf of the Effective Time Holders that the Securityholders’ Agent deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement as fully and completely as the Effective Time Holders could do if personally present;

(viii) to communicate to, and receive all communications and notices from, Parent, Merger Sub and the Company;

(ix) to receive service of process in connection with any claims under this Agreement;

(x) engage attorneys, accountants, financial and other advisors, paying agents and other persons necessary or appropriate in the judgment of the Securityholders’ Agent; and

(xi) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all actions that the Securityholders’ Agent, in its sole discretion, may consider necessary, proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and the Escrow Agreement.

Blueprint Ventures Management I, LLC hereby accepts its appointment as the Securityholders’ Agent.

(b) The appointment of the Securityholders’ Agent shall be deemed coupled with an interest and shall be irrevocable, and Parent, Merger Sub, the Company and any other Person, including the Escrow Agent and the Paying Agent, may conclusively and absolutely rely, without inquiry, upon any instruction, decision or action of the Securityholders’ Agent in all matters referred to herein or in any of the Transactional Agreements to which the Securityholders’ Agent is a party. The Securityholders’ Agent is hereby appointed the agent and attorney-in-fact of the Effective Time Holders to take the actions set forth herein. All actions of the Securityholders’ Agent shall be deemed to be facts ascertainable outside this Agreement and shall be binding on the Effective Time Holders as a matter of contract law and the law of the State of Delaware. Any instruction, decision or action taken or made by the Securityholders’ Agent must be in writing and must be signed by the Securityholders’ Agent. The Securityholders’ Agent shall not be responsible to any Effective Time Holder for any damages which the Effective Time Holders may suffer by the performance of the Securityholders’ Agent’s duties under this Agreement or the other Transactional Agreements to which the Securityholders’ Agent is a party (in its capacity as Securityholders’ Agent), other than damages arising from willful violation of applicable law or gross negligence in the performance of such duties hereunder and thereunder. The Securityholders’ Agent shall not have any duties or responsibilities except those expressly set forth in this Agreement, and no implied covenants, functions, responsibilities, duties or Liabilities shall be read into this Agreement or shall otherwise exist against the Securityholders’ Agent. The Securityholders’ Agent Fund shall be used to pay expenses incurred by the Securityholders’ Agent. The Securityholders’ Agent is authorized to replenish the Securityholders’ Agent Fund with funds that would otherwise be distributed from the Escrow Amount to the Effective Time Holders, if at that time there have been expenditures from the Securityholders’ Agent Fund or if the Securityholders’ Agent in its discretion believes it necessary to maintain or increase the Securityholders’ Agent Fund at that time. Any portion of the Securityholders’ Agent Fund not expended upon the full release of the Escrow Amount shall be released by the Escrow Agent to the Securityholders’ Agent on behalf of each Effective Time Holder based on their respective Securityholders’ Agent Fund Contributions, all in accordance with the terms of the Escrow Agreement. All expenses incurred by the Securityholders’ Agent in connection with the performance of its duties as Securityholders’ Agent shall be borne and paid by the Effective Time holders. The Securityholders’ Agent shall not be liable for any act done or omitted hereunder as Securityholders’ Agent while acting in good faith, and any act done or omitted to be done pursuant to the advice of counsel or any other expert, consultant or advisor retained by the Securityholders’ Agent shall be conclusive evidence of such good faith. By virtue of the adoption of this Agreement by the Company Stockholders, the Effective Time Holders hereby agree (A) to reimburse the Securityholders’ Agent for all out-of-pocket costs and expenses incurred by the Securityholders’ Agent under this Agreement or the other Transactional Agreements to which the Securityholders’ Agent is a party, including fees for any attorneys or other representative it may employ, and (B) to severally indemnify and hold harmless and defend the Securityholders’ Agent, its agents and assigns against all Liabilities (including legal and other professional fees and expenses, and litigation costs) and actions of any kind (whether known or unknown) arising out of or in connection with (x) the Securityholders’ Agent’s omissions to act, or actions taken, resulting from, arising out of, or incurred in connection with, or otherwise with respect to, this Agreement or the other Transactional Agreements to which the Securityholders’ Agent is a party (in its capacity as Securityholders’ Agent), or (y) services taken with respect to this Agreement or the other Transactional Agreements to which the Securityholders’ Agent is a party (in its capacity as Securityholders’ Agent), or reasonably believed to be in the scope of the Securityholders’ Agent’s authority; provided, however, that the maximum aggregate Damages payable by each Effective Time Holder pursuant to this Section 10.1 shall be such Effective Time Holder’s Pro Rata Share of the Merger Consideration.

(c) Notwithstanding anything to the contrary contained in any of the Transactional Agreements:

(i) Parent and Merger Sub shall be entitled to deal exclusively with the Securityholders’ Agent on all matters relating to the respective Transactional Agreements and the respective Transactions (including all matters relating to any notice to, or any Consent to be given or action to be taken by, any Effective Time Holder); and

(ii) each Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Effective Time Holder by the Securityholders’ Agent, and on any other action taken or purported to be taken on behalf of any Effective Time Holder by the Securityholders’ Agent, as fully binding upon such Effective Time Holder.

(d) The Securityholders’ Agent shall be entitled to treat as genuine, and as the document it purports to be, any letter, facsimile, telex, portable document file (.pdf) or other document that is believed by it to be genuine and to have been telexed, telegraphed, faxed, emailed or cabled by a Effective Time Holder or to have been signed and presented by a Effective Time Holder.

(e) If the Securityholders’ Agent shall die, become disabled or otherwise be unable to fulfill its responsibilities hereunder, the Effective Time Holders shall, within ten (10) days after such death or disability, appoint a successor to the Securityholders’ Agent and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Securityholders’ Agent as Securityholders’ Agent hereunder. If for any reason there is no Securityholders’ Agent at any time, all references herein to the Securityholders’ Agent shall be deemed to refer to the Effective Time Holders.

(f) The parties agree that the fact that Morgan, Lewis & Bockius LLP may have represented the Company prior to the Closing shall not prevent Morgan, Lewis & Bockius LLP from representing the Securityholders’ Agent in connection with any matters involving, including any disputes with, any of the parties after the Closing.

10.2 Further Assurances. Each party hereto shall execute and/or cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the Transactions.

10.3 Fees and Expenses. Except as otherwise provided herein, all fees, costs and expenses, including attorney’s fees, in connection with this Agreement or the Transactions shall be paid by the party incurring such. All such fees, costs and expenses shall be paid in full at the Closing. The Company shall not be responsible for any expenses incurred by the Effective Time Holders in connection with this Agreement or the Transactions.

10.4 Attorneys’ Fees. If any legal action or other legal proceeding relating to any of the Transactional Agreements or the enforcement of any provision of any of the Transactional Agreements is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

10.5 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile number set forth beneath the name of such party below (or to such other address or facsimile number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent or Merger Sub (or the Company following the Closing):	NetScout Systems, Inc. 310 Littleton Road Westford, Ma 01886 Attn: General Counsel FAX: (978) 703-1602

with a copy (which shall not constitute notice) to:	Cooley LLP 500 Boylston Street Boston, MA 02116 Attn: Miguel J. Vega FAX: (617) 937-2400

if to the Company (prior to the Closing):	OnPATH Technologies Inc. 2000 Lincoln Drive East Marlton, NJ 08053 Attn: Steve Vogel

with a copy (which shall not constitute notice) to:	Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103 Attn: Stephen M. Goodman FAX: (215) 963-5001

if to the Effective Time Holders or the Securityholders’ Agent:	Blueprint Ventures Management I, LLC 935 Spear St, Ste 935, San Francisco, CA 94105 Attn: Bart Schachter and George Hoyem Email: bart@blueprintventures.com and george@blueprintventures.com

with a copy (which shall not constitute notice) to:	Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103 Attn: Stephen M. Goodman FAX: (215) 963-5001

10.6 Publicity. Without limiting the generality of anything contained in Section 4.7, on and at all times after the Closing Date:

(a) no press release or other publicity concerning any of the Transactions shall be issued or otherwise disseminated by or on behalf of any of the parties without the joint approval of Parent and the Securityholders’ Agent unless required by law or stock exchange rules in which case Parent and the Securityholders’ Agent shall have the right to review and comment on such press release or other publicity prior to publication;

(b) the parties shall continue to keep the existence and terms of this Agreement and the other Transactional Agreements strictly confidential; and

(c) each Effective Time Holder shall keep strictly confidential, and shall not use or disclose to any other Person, any non-public document or other information in such Effective Time Holder’s possession that relates directly or indirectly to the business of the Company, Parent or any Affiliate of Parent.

10.7 Time of the Essence. Time is of the essence of this Agreement.

10.8 Headings. The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

10.10 Governing Law; Venue. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to principles and conflicts of law. THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENT TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE FOR ANY ACTIONS, SUITS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THE TRANSACTION DOCUMENTS AND THE TRANSACTIONS (AND AGREE NOT TO COMMENCE ANY ACTION, SUIT, OR PROCEEDING RELATING THERETO EXCEPT IN SUCH COURTS). THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE ON ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS, IN THE COURTS OF THE STATE OF DELAWARE OR THE UNITED STATES OF AMERICA LOCATED IN THE

STATE OF DELAWARE, AND HEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. Notwithstanding the foregoing, the immediately preceding two sentences shall not be applicable to L Capital Partners SBIC, LP or GKM SBIC, L.P., as further provided in the Support Agreements between each such entity and Parent.

10.11 Assignment. This Agreement shall not be assigned by any party hereto whether by operation of law or otherwise, except (a) Parent may assign this Agreement (and its rights and obligations hereunder) to any direct or indirect wholly owned subsidiary of Parent, in which event the obligations of Parent under this Agreement shall remain in full force and effect as regards such assignee, which shall be deemed to be standing in the place and stead of Parent and (b) Parent may assign its rights hereunder (including its rights to receive indemnification hereunder) to any senior lender or other entity providing financing for its business (by way of collateral assignment, granting of a security interest or otherwise), provided, that, in any such event, Parent shall remain liable in respect of its obligations hereunder.

10.12 Remedies. Except as provided in Section 8.8, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof this being in addition to any other remedy to which they are entitled at law or in equity.

10.13 Amendments and Waivers

(a) Any provision of this Agreement may be amended or waived if, but only if: (i) at any time prior to the consummation of the Closing, such amendment or waiver is in writing and is signed by Parent and the Company (provided, however, that, after the Company Stockholders adopt this Agreement and prior to the Closing, there shall not be made any amendment or waiver that by any Law requires the further approval of the Company Stockholders without the further approval of the Company Stockholders); and (ii) if the Closing occurs, at any time after the consummation of the Closing, such amendment or waiver is in writing and is signed by Parent and the Securityholders’ Agent (it being acknowledged and agreed that, after the Closing, the Securityholders’ Agent may amend this Agreement and waive matters on behalf of the Effective Time Holders, all as contemplated by Section 10.1)

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

10.14 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.15 Parties in Interest. Except for the provisions of Section 8 hereof, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

10.16 Entire Agreement. The Transactional Agreements set forth the entire understanding of the parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter thereof.

10.17 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

The parties hereto have caused this Agreement to be executed and delivered as of October 31, 2012.

PARENT: NETSCOUT SYSTEMS, INC., a Delaware corporation

By:	/s/ Jean Bua
Name: Title:	Jean Bua CFO

MERGER SUB: GOLD MERGER SUB INC., a Delaware corporation

By:	/s/ Jean Bua
Name: Title:	Jean Bua Secretary

COMPANY: ONPATH TECHNOLOGIES INC., a Delaware corporation

By:	/s/ Brian P. McCann
Name: Title:	Brian P. McCann CEO

SECURITYHOLDERS’ AGENT: BLUEPRINT VENTURES MANAGEMENT I, LLC

By:	/s/ George Hoyem
Name: Title:	George Hoyem Managing Member

Signature Page for Agreement and Plan of Merger

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

280G Vote. “280G Vote” shall have the meaning specified in Section 4.14 of this Agreement.

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction involving:

(a) the sale or other disposition of all or substantially all of the Business or the assets of the Company;

(b) the issuance, sale or other disposition of (i) any share capital of the Company, (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any share capital the Company, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any share capital of the Company; or

(c) any merger, consolidation, business combination, share exchange, reorganization or similar transaction involving the Company.

Affiliate. “Affiliate” shall mean, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person.

Affiliate Group. “Affiliate Group” shall mean any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of any applicable Legal Requirement.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached (including the Disclosure Schedule), as it may be amended from time to time.

Anti-Corruption Laws. “Anti-Corruption Laws” shall have the meaning specified in Section 2.26(a) of this Agreement.

Applicable Per Share Consideration. “Applicable Per Share Consideration” shall mean (a) with respect to the Series B Preferred Stock, the Series B Preferred Per Share Merger Consideration, (b) with respect to the Series A Preferred Stock, the Series A Preferred Per Share Merger Consideration, and (c) with respect to the Common Stock, the Common Per Share Merger Consideration. In each case, the Applicable Per Share Consideration shall be determined for each class of Company Capital Stock pursuant to the Company Charter and this Agreement and shall take into consideration the relative priorities and preferences of each class of Company Capital Stock upon a liquidation, dissolution or winding up of the Company (including an Acquisition (as defined therein)), all as set forth in the Company Charter.

Assumed Employees. “Assumed Employees” shall mean Company Employees who are employees of the Surviving Corporation at the Effective Time.

Base Premium. “Base Premium” shall have the meaning specified in Section 4.15(b) of this Agreement.

Business. “Business” shall mean the business of the Company as currently conducted.

Cash. “Cash” shall mean cash (excluding restricted balances) and cash equivalents (including marketable securities and short term investments), determined in accordance with this Agreement and GAAP and applied consistently with the Unaudited Interim Balance Sheet.

CERCLA. “CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act.

Certificate of Merger. “Certificate of Merger” shall have the meaning specified in Section 1.4 of this Agreement.

Closing. “Closing” shall have the meaning specified in Section 1.3 of this Agreement.

Closing Cash. “Closing Cash” shall have the meaning specified in Section 1.6(f) of this Agreement.

Closing Certificate. “Closing Certificate” shall have the meaning specified in Section 5.2(a)(ii) of this Agreement.

Closing Date. “Closing Date” shall have the meaning specified in Section 1.3 of this Agreement.

COBRA. “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

Code. “Code” shall mean the Internal Revenue Code of 1986.

Common Per Share Merger Consideration. “Common Per Share Merger Consideration” shall mean $0.00.

Common Stock. “Common Stock” shall mean the common stock of the Company, par value $0.0001 per share.

Company Affiliate. “Company Affiliate” shall mean any Person under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

Company. “Company” shall have the meaning specified in the Preamble to this Agreement.

Company Capital Stock. “Company Capital Stock” shall mean the authorized shares of capital stock of the Company, including the Series B Preferred Stock, Series A Preferred Stock and the Common Stock.

Company Change in Control Payments. “Company Change in Control Payments” shall mean the aggregate amount of all change of control, bonus, termination, severance or other similar payments that are payable by the Company to any Person immediately prior to the Effective Time or as a result of or in connection with the Transactions (alone or in combination with any other event) including Option Consideration, Warrant Consideration, together, in each case, with the employer-paid portion of any employment and payroll Taxes related thereto, whether accrued, incurred or paid prior to, at or after the Closing, but excluding any amounts payable pursuant to the Transaction Bonus Plan.

Company Charter. “Company Charter” shall mean the Certificate of Incorporation of the Company, as in effect immediately prior to the Closing.

Company Contract. “Company Contract” shall mean any Contract (a) to which the Company is a party; (b) by which the Company or any of its assets is bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.

Company Debt. “Company Debt” shall mean the aggregate principal amount of, and all accrued interest under, all Indebtedness of the Company, outstanding as of immediately prior to the Closing, plus any costs or expenses arising or resulting from the repayment of such Indebtedness (including any pre-payment fees or penalties), and shall include any amounts payable pursuant to each Company Warrant held by Square 1 Bank.

Company Employee. “Company Employee” shall mean any current or former employee, independent contractor or director of any of the Company or any Company Affiliate.

Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract between the Company or any Company Affiliate and any Company Employee, other than any such management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract with a Company Employee which is terminable “at will” without any obligation on the part of the Company or any Company Affiliate to make any payments or provide any benefits in connection with such termination.

Company Employee Plan. “Company Employee Plan” shall mean any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan), that is or has been maintained, contributed to, or is required to be contributed to, by the Company or any Company Affiliate for the benefit of any Company Employee, and with respect to which the Company or any Company Affiliate has or may have any liability or obligation, except such definition shall not include any Company Employee Agreement.

Company IP. “Company IP” shall mean (a) all Intellectual Property Rights in or pertaining to the Company Products or methods or processes used to manufacture the Company Products, and (b) all other Intellectual Property Rights owned by or exclusively licensed to the Company.

Company IP Contract. “Company IP Contract” shall mean any Company Contract that contains any assignment or license of, or covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Company IP or any Intellectual Property developed by, with, or for the Company.

Company Option. “Company Option” shall mean each outstanding option, whether or not then vested, to purchase Common Shares under the Company Option Plan.

Company Option Plan. “Company Option Plan” shall mean the Company’s Amended and Restated 2007 Equity Incentive Plan.

Company Pension Plan. “Company Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

Company Privacy Policy. “Company Privacy Policy” shall mean each external or internal, past or present privacy policy of the Company, including any policy relating to (i) the privacy of users of the Company Products or of any Company Website, (ii) the collection, storage, disclosure and transfer of any User Data or Personal Data, and (iii) any employee information.

Company Product. “Company Product” shall mean any product or service designed, developed, manufactured, marketed, distributed, provided, licensed or sold at any time by the Company.

Company Share Certificate. “Company Share Certificate” shall have the meaning specified in Section 1.13 of this Agreement.

Company Software. “Company Software” shall have the meaning specified in Section 2.14(l) of this Agreement.

Company Stockholder. “Company Stockholder” shall mean any holder of Company Capital Stock.

Company Transaction Expenses. “Company Transaction Expenses” shall mean all fees, costs and expenses of the Company, whether incurred prior to the date of this Agreement, during the Pre-Closing Period or at the Closing, and whether or not invoiced prior to the Closing, that relate to this Agreement or any of the Transactions, including any fees, costs or expenses payable to the Company’s outside legal counsel or financial advisor in connection with this Agreement or any of the Transactions.

Company Warrant. “Company Warrant” shall mean each outstanding warrant to purchase shares of capital stock of the Company.

Company Web Site. “Company Web Site” shall mean any public or private website owned, maintained, or operated at any time by or on behalf of Company.

Compensation Portion. “Compensation Portion” shall have the meaning specified in Section 1.7 of this Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Consent Solicitation Statement. “Consent Solicitation Statement” shall have the meaning specified in Section 4.8 of this Agreement.

Contract. “Contract” shall mean any written, oral, implied or other agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature.

Current Assets. “Current Assets” shall mean the current assets of the Company as reflected on the face of a balance sheet of the Company as of the Effective Time (provided, that, for purposes of this definition, Cash shall be excluded from the current assets of the Company).

Current Liabilities. “Current Liabilities” shall mean the current liabilities of the Company as reflected on the face of a balance sheet of the Company as of the Effective Time (provided, that, for purposes of this definition, deferred revenue and prepaid obligations (including to Raytheon) shall be included in the current liabilities of the Company, and the current portion of Company Debt, Company Transaction Expenses and Company Change in Control Payments, if any, shall be excluded from the current liabilities of the Company).

D&O Tail Policy. “D&O Tail Policy” shall have the meaning specified in Section 4.15(b) of this Agreement.

Damages. “Damages” shall include any loss, damage, injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including any legal fee, expert fee, accounting fee or advisory fee), charge, cost (including any cost of investigation) or expense of any nature and shall, in any event, include any payments made by Parent or its Affiliates to Former Directors and Officers pursuant to Section 4.15.

DGCL. “DGCL” shall mean the General Corporation Law of the State of Delaware

Disclosure Schedule. “Disclosure Schedule” shall have the meaning specified in the introductory paragraph to Section 2 of this Agreement.

Dissenting Share Payment. “Dissenting Share Payment” shall have the meaning specified in Section 1.15(d) of this Agreement.

Dissenting Shares. “Dissenting Shares” shall have the meaning specified in Section 1.15(a) of this Agreement.

DOL. “DOL” shall mean the United States Department of Labor.

Effective Time. “Effective Time” shall have the meaning specified in Section 1.4 of this Agreement.

Effective Time Holder. “Effective Time Holder” shall mean (1) each holder of Company Capital Stock as of immediately prior to the Effective Time that does not perfect such holder’s appraisal rights under the DGCL and is otherwise entitled to receive consideration pursuant to Section 1.12 of this Agreement and (2) each holder of a Company Warrant who is entitled to receive any portion of the Warrant Consideration pursuant to Section 1.9 of this Agreement.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” means any Legal Requirement, judgment, regulation (including any restriction, condition, standard, requirement or schedule) or decree pertaining to: (a) the protection of health, safety and the indoor or outdoor environment; (b) the conservation, management or use of natural resources and wildlife; (c) the protection or use of surface water and ground water; (d) the management, manufacture, possession, presence, use, generation, transportation, treatment, storage, disposal, emission, discharge, release, threatened release, abatement, removal, remediation or handling of, or exposure to, any Hazardous Materials; or (e) pollution (including any emission, discharge or release to air, land, surface water and ground water of any material).

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Escrow Agent. “Escrow Agent” shall mean JPMorgan Chase Bank, NA.

Escrow Agreement. “Escrow Agreement” shall have the meaning specified in Section 1.7 of this Agreement.

Escrow Amount. “Escrow Amount” shall have the meaning specified in Section 1.7 of this Agreement.

Escrow Contribution. “Escrow Contribution” shall have the meaning specified in Section 1.7 of this Agreement.

Escrow Period. “Escrow Period” shall have the meaning specified in Section 1.7 of this Agreement.

Estimated Merger Consideration. “Estimated Merger Consideration” shall have the meaning specified in Section 1.10(b)(i) of this Agreement.

Estimated Statement. “Estimated Statement” shall have the meaning specified in Section 1.10(b)(i) of this Agreement.

Excepted Losses. “Excepted Losses” shall have the meaning specified in Section 8.4 of this Agreement.

Excluded Representations. “Excluded Representations” shall have the meaning specified in Section 8.1(a) of this Agreement.

Export Control and Sanctions Laws. “Export Control and Sanctions Laws” shall have the meaning specified in Section 2.26(b).

FAR. “FAR” shall have the meaning specified in Section 2.15(g)(viii).

FCPA. “FCPA” shall have the meaning specified in Section 2.26(a) of this Agreement.

Final Statement. “Final Statement” shall have the meaning specified in Section 1.11(a) of this Agreement.

Final Merger Consideration. “Final Merger Consideration” shall have the meaning specified in Section 1.11(e) of this Agreement.

Financial Statements. “Financial Statements” shall have the meaning specified in Section 2.6(a) of this Agreement.

FMLA. “FMLA” shall mean the Family Medical Leave Act of 1993, as amended.

GAAP. “GAAP” shall mean United States generally accepted accounting principles, applied on a basis consistent with the basis on which the Financial Statements were prepared.

Governmental Authorization. “Governmental Authorization” shall mean any:

(a) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization that is, has been or may in the future be issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or

(b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any:

(a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature;

(b) federal, state, local, municipal, foreign or other government;

(c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal);

(d) multi-national organization or body; or

(e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

Government Bid. “Government Bid” shall mean any offer to sell made by the Company prior to the Closing Date which, if accepted, would result in a Government Contract and for which an award has not been made thirty (30) days or more prior to the date of this Agreement

Government Contract. “Government Contract” shall mean any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, grant, cooperative agreement or other similar arrangement of any kind, between the Company on one hand, and (i) any Governmental Body, (ii) any prime contractor of a Governmental Body in its capacity as a prime contractor or (iii) any subcontractor at any tier with respect to a contract with a Governmental Body if such subcontractor is acting in its capacity as a subcontractor, on the other hand.

Government Official. “Government Official” shall mean (i) a director, officer, employee, agent or representative of any government, military or state-owned or affiliated entity or organization; (ii) any department, agency, corporate entity, instrumentality or political subdivision of any government or military; (iii) any person or commercial entity acting in an official capacity for or on behalf of any government or military; (iv) any candidate for political office, any foreign political party or any official of a political party; or (v) any officer, employee, agent or representative of any public international organization.

Hazardous Material. “Hazardous Material” shall include:

(a) any petroleum, waste oil, crude oil, asbestos, urea formaldehyde or polychlorinated biphenyl;

(b) any waste, gas or other substance or material that is explosive or radioactive;

(c) any “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical” or “toxic chemical” as designated, listed or defined (whether expressly or by reference) in any statute, regulation or other Legal Requirement (including CERCLA, any other so-called “superfund” or “superlien” law, the Resource Conservation Recovery Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act, the Emergency Planning and Community Right-to-Know Act and the respective regulations promulgated thereunder);

(d) any other substance or material (regardless of physical form) or form of energy that is subject to any Legal Requirement which regulates or establishes standards of conduct in connection with, or which otherwise relates to, the protection of human health, plant life, animal life, natural resources, property or the enjoyment of life or property from the presence in the environment of any solid, liquid, gas, odor, noise or form of energy; and

(e) any compound, mixture, solution, product or other substance or material that contains any substance or material referred to in clause “(a)”, “(b)”, “(c)” or “(d)” above.

HIPAA. “HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder.

Indebtedness. “Indebtedness” shall mean with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money; (b) all obligations of such Person for the deferred purchase price of property or services; (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the lender under such agreement in the event of default are limited to repossession or sale of such property); (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases; (f) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (g) all indebtedness of any third party referred to in clauses (a) through (f) above that is (i) guaranteed directly or indirectly in any manner by such Person or (ii) secured by any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness.

Indemnitees. “Indemnitees” shall mean the following Persons:

(a) Parent;

(b) Parent’s current and future affiliates (including the Company);

(c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and

(d) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)” and “(c)” above;

provided, however, that (i) the Company shall not be entitled to exercise any rights as an Indemnitee prior to the Closing, and (ii) neither the Effective Time Holders nor the Management Participants shall be deemed to be “Indemnitees.”

Intellectual Property. “Intellectual Property” shall mean and include all algorithms, application programming interfaces, apparatus, assay components, biological materials, cell lines, clinical data, chemical compositions or structures, circuit designs and assemblies, databases and data collections, diagrams, formulae, gate arrays, IP cores, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, net lists, photomasks, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form including source code and executable or object code), subroutines, test results, test vectors, user interfaces, techniques, URLs, web sites, works of authorship, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals, laboratory notebooks, prototypes, samples, studies, and summaries).

Intellectual Property Rights. “Intellectual Property Rights” shall mean and include all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patents and industrial property rights; (e) other proprietary rights in Intellectual Property of every kind and nature; and (f) all registrations, renewals, extensions, continuations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (e) above.

Interim Balance Sheet Date. “Interim Balance Sheet Date” shall have the meaning provided in Section 2.7 of this Agreement.

IRS. “IRS” shall mean the United States Internal Revenue Service.

Knowledge. An individual shall be deemed to have “Knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter after reasonable due inquiry or investigation by such person of such person’s direct reports with respect to such matter.

The Company shall be deemed to have “Knowledge” of a particular fact or other matter if any (i) director of the Company or (ii) employee of the Company who is a vice president or more senior has Knowledge of such fact or other matter.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation that is, has been or may in the future be issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Letter of Transmittal. “Letter of Transmittal” shall have the meaning specified in Section 1.14 of this Agreement.

Liability. “Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

Management Participants. “Management Participants” shall mean the individuals identified as “Management Participants” pursuant to the Transaction Bonus Plan.

Material Adverse Effect. “Material Adverse Effect” shall mean any change, circumstance, development, state of facts, event or effect which (a) is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), business, properties, assets, liabilities or results of operations of the Company (taken alone or in the aggregate with any other change) or Parent or any of Parent’s subsidiaries (taken alone or in the aggregate with any other change), as the case may be, or (b) prevents or materially and adversely affects the Company’s or Parent’s ability to perform their respective obligations under this Agreement and the other Transactional Agreements in a timely manner or to consummate the Transactions in a timely manner, in the case of each of clauses (a) and (b) above, whether short-term or long-term, other than any change or effect (i) in any Legal Requirement , arising out of general economic conditions, or arising out of any acts of war or terrorism, so long as the impact on the Company or Parent, as the case may be, is not disproportionate as compared to similarly situated businesses in the Company’s or Parent’s, as the case may be, industry, (ii) attributable to the industry in which Parent and the Company, as the case may be, conduct their respective businesses but not specifically relating to Parent or the Company and so long as the impact on the Company or Parent, as the case may be, is not disproportionate as compared to similarly situated businesses in the Company’s or Parent’s, as the case may be, industry, (iii) resulting or arising from the entry into this Agreement or the announcement or consummation of the Transactions.

Material Contract. “Material Contract” shall have the meaning specified in Section 2.15(a) of this Agreement.

Merger. “Merger” shall have the meaning specified in the Recitals to this Agreement.

Merger Consideration. “Merger Consideration” shall have the meaning specified in Section 1.6 of this Agreement.

Merger Sub. “Merger Sub” shall have the meaning specified in the Preamble to this Agreement.

Objection Notice. “Objection Notice” shall have the meaning specified in Section 1.11(b) of this Agreement.

OP Indemnifying Parties. “OP Indemnifying Parties” shall mean the Effective Time Holders and the Management Participants.

Open Source Code. “Open Source Code” shall mean any software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

Order. “Order” shall mean any:

(a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award that is, has been or may in the future be issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; or

(b) Contract with any Governmental Body that is, has been or may in the future be entered into in connection with any Proceeding.

Ordinary Course of Business. “Ordinary Course of Business” shall mean the ordinary course of day-to-day operations of the business of the Company through the date hereof consistent with past practice

Parent. “Parent” shall have the meaning specified in the Preamble to this Agreement.

Paying Agent. “Paying Agent” shall mean JPMorgan Chase Bank, NA.

Payout Spreadsheet. “Payout Spreadsheet” shall have the meaning specified in Section 1.10(b) of this Agreement.

PBGC. “PBGC” shall mean the United States Pension Benefit Guaranty Corporation.

Permitted Encumbrances. “Permitted Encumbrances” means (i) Encumbrances securing liabilities which are reflected or reserved against in the Unaudited Interim Balance Sheet to the extent so reflected or reserved; (ii) Encumbrances for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the Company’s books in accordance with GAAP; (iii) mechanic’s, materialmen’s, and similar Encumbrances; (iv) purchase money liens and Encumbrances securing rental payments under capital lease arrangements; and (v) zoning, building codes and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any governmental authority which are not violated by the current use or occupancy of such real property or the operation of the business or any violation of which would not have a Material Adverse Effect.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Personal Data. “Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.

Post-Closing Tax Period. “Post-Closing Tax Period” shall mean any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

Pre-Closing Period. “Pre-Closing Period” shall mean the period commencing as of the date of this Agreement and ending on the Closing Date.

Pre-Closing Tax Period. “Pre-Closing Tax Period” shall mean all taxable periods of the Company ending on or before the Closing Date and that portion of a Straddle Period attributable to the period up to and including the Closing Date. Taxes for any Straddle Period shall be allocable to the Pre-Closing Tax Period as follows: (i) in the case of any Taxes based on or measured by income or receipts, Taxes allocable to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and (ii) the amount of other Taxes that relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days from (and including) the first day of such taxable period through (and including) the Closing Date, and the denominator of which is the number of days in such Straddle Period.

Pre-Closing Taxes. “Pre-Closing Taxes” shall mean all Taxes of the Company for all Pre-Closing Tax Periods.

Preferred Stock. “Preferred Stock” shall mean the Series A Preferred Stock and the Series B Preferred Stock.

Proceeding. “Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is, has been or may in the future be commenced, brought, conducted or heard by or before, or that otherwise has involved or may involve, any Governmental Body or any arbitrator or arbitration panel.

Pro Rata Share of the Merger Consideration. “Pro Rata Share of the Merger Consideration” shall mean, with respect to each Effective Time Holder, the percentage of the Merger Consideration to which such Effective Time Holder is entitled.

Pro Rata Share of the Remaining Escrow Amount. “Pro Rata Share of the Remaining Escrow Amount” shall mean (a) with respect to each Effective Time Holder, fifty percent (50%) of such Effective Time Holder’s Pro Rata Share of the Merger Consideration and (b) with respect to each Management Participant, fifty percent (50%) of such Management Participant’s Pro Rata Share of the Transaction Bonus Plan Amount.

Pro Rata Share of the Transaction Bonus Plan Amount. “Pro Rata Share of the Transaction Bonus Plan Amount” shall mean, with respect to each Management Participant, the percentage of the Transaction Bonus Plan Amount to which such Management Participant is entitled as of the Closing.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing.

Related Party. Each of the following shall be deemed to be a “Related Party”:

(a) each of the Effective Time Holders;

(b) each individual who is, or who has at any time been, an officer of the Company; and

(c) each member of the immediate family of each of the individuals referred to in clauses “(a)” and “(b)” above; and

(d) any Entity (other than the Company) which is an Affiliate of any one of the individuals referred to in clauses “(a)”, “(b)” and “(c)”.

Remaining Escrow Amount. “Remaining Escrow Amount” shall have the meaning specified in Section 1.7 of this Agreement.

Representatives. “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives. The Effective Time Holders, the Management Participants and all other Related Parties shall be deemed to be “Representatives” of the Company.

Requisite Stockholder Vote. “Requisite Stockholder Vote” shall mean the approval of the holders of (i) a majority of the issued and outstanding shares of Company Capital Stock, voting together on an as-converted to Common Stock basis, and (ii) sixty percent (60%) of the issued and outstanding shares of the Series B Preferred Stock, voting as a separate class.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Securityholders’ Agent. “Securityholders’ Agent” shall have the meaning specified in Section 10.1(a) of this Agreement.

Securityholders’ Fund. “Securityholders’ Agent Fund” shall mean an amount in cash equal to $100,000.

Securityholders’ Agent Fund Contribution. “Securityholders’ Agent Fund Contribution” shall have the meaning specified in Section 1.07 of this Agreement.

Series A Preferred Per Share Merger Consideration. “Series A Preferred Per Share Merger Consideration” shall mean $0.00.

Series A Preferred Stock. “Series A Preferred Stock” shall mean the Series A Preferred Stock of the Company, par value $0.0001 per share.

Series B Preferred Per Share Merger Consideration. “Series B Preferred Per Share Merger Consideration” shall have the meaning specified on the Payout Spreadsheet.

Series B Preferred Stock. “Series B Preferred Stock” shall mean the Series B Preferred Stock of the Company, par value $0.0001 per share.

Series B Stockholder. “Series B Stockholder” shall mean each holder of Series B Preferred Stock.

Straddle Period. “Straddle Period” shall mean any taxable period of the Company that includes but does not end on the Closing Date.

Stockholder Written Consent. “Stockholder Written Consent” shall have the meaning specified in the Recitals to this Agreement.

Surviving Corporation. “Surviving Corporation” shall have the meaning specified in Section 1.1 of this Agreement.

Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is, has been or may in the future be (a) imposed, assessed or collected by or under the authority of any Governmental Body, or (b) payable pursuant to any tax-sharing agreement or similar Contract.

Tax Matter. “Tax Matter” shall have the meaning specified in Section 9.4 of this Agreement.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information that is, has been or may in the future be filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Third Party Claim. “Third Party Claim” shall have the meaning specified in Section 8.9(a) of this Agreement.

Transactional Agreements. “Transactional Agreements” shall mean all of following agreements, documents, instruments and certificates contemplated by this Agreement:

(a) this Agreement;

(b) the Disclosure Schedule;

(c) the Escrow Agreement; and

(d) the Closing Certificate.

Transaction Bonus Plan. “Transaction Bonus Plan” shall mean the Company’s Transaction Bonus and Retention Plan.

Transaction Bonus Plan Amount. “Transaction Bonus Plan Amount” shall have the meaning specified in Section 1.6(e) of this Agreement.

Transactions. “Transactions” shall mean the transactions contemplated by this Agreement, including the Merger and the other Transactional Agreements.

Transfer Taxes. “Transfer Taxes” shall have the meaning specified in Section 9.5 of this Agreement.

Unaudited Interim Balance Sheet. “Unaudited Interim Balance Sheet” shall have the meaning specified in Section 2.6(a)(ii) of this Agreement.

User Data. “User Data” shall mean any Personal Data or other data or information collected by or on behalf of the Company from users of the Company Products or of any Company Website.

Voting and Support Agreements. “Voting and Support Agreements” shall have the meaning specified in the Recitals to this Agreement.

Warrant Consideration. “Warrant Consideration” shall have the meaning specified in Section 1.9 of this Agreement.

Working Capital. “Working Capital” shall mean the Current Assets minus the Current Liabilities determined in accordance with GAAP, consistently applied, as of 12:01 a.m. on the Closing Date. For the avoidance of doubt, the calculation of Working Capital (a) shall be determined in accordance with GAAP, consistently applied, and in accordance with the sample calculation of Working Capital attached hereto as EXHIBIT J; and (b) shall entirely disregard any changes in the Current Assets and in the Current Liabilities directly related to the Transactions.

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TABLE OF CONTENTS

Page

10.13 Amendments and Waivers	65

10.14 Severability	65

10.15 Parties in Interest	66

10.16 Entire Agreement	66

10.17 Construction	66

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THE FOLLOWING EXHIBITS AND SCHEDULES TO THE AGREEMENT AND PLAN OF MERGER HAVE BEEN OMITTED IN ACCORDANCE WITH ITEM 601(B)(2) OF REGULATION S-K.

Exhibits
Exhibit B:	Voting and Support Agreement
Exhibit C:	Stockholder Written Consent
Exhibit D:	Certificate of Merger
Exhibit E:	Certificate of Incorporation of Surviving Corporation
Exhibit F:	Bylaws of Surviving Corporation
Exhibit G:	Directors and Officers of Surviving Corporation
Exhibit H:	Letter of Transmittal
Exhibit I:	Form of opinion letter from Morgan, Lewis & Bockius LLP\
Exhibit J:	Working Capital Calculations
Exhibit K:	Escrow Agreement

OnPATH Disclosure Schedule

Part 2.1 – Due Organization; etc.

Part 2.4 – Company Capital Stock

Part 2.5 – Corporate Capitalization, Etc.

Part 2.7 – Absence of Changes

Part 2.8 – Title to Assets

Part 2.9 – Bank Accounts

Part 2.10 – Receivables; Major Customers

Part 2.11 – Inventory

Part 2.13 – Real Property

Part 2.14 – Intellectual Property; Privacy

Part 2.15 – Contracts

Part 2.16 – Liabilities; Major Suppliers

Part 2.17 – Compliance with Legal Requirements

Part 2.18 – Governmental Authorizations

Part 2.19 – Tax Matters

Part 2.20 – Employee and Labor Matters

Part 2.21 – Employee Benefit Plans and Compensation

Part 2.23 – Sale of Products; Performance of Services

Part 2.24 – Insurance

Part 2.25 – Related Party Transactions

Part 2.27 – Proceedings; Orders

Part 2.29 – Non-Contravention; Consents

Part 5.2(a)(vi) – Required Consents

Schedule 8.2(a)(x) – Specific Indemnification Matters

NetScout Systems, Inc. will furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request, provided however that NetScout Systems, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities and Exchange Act of 1934, as amended for any schedule so furnished.